EXECUTION VERSION

AMALGAMATION AGREEMENT

AMONG:

ARCO RESOURCES CORP.

AND:

1141684 B.C. Ltd.

AND:

CANNEX CAPITAL GROUP INC.

__________

- ii -

SCHEDULE “A” – List of U.S. Class A Shareholders

EXHIBIT “A” – Form of Articles of Amalgamation of Amalco
EXHIBIT “B” – Form of Amalgamation Application (with attached Notice of Articles of Amalco)

__________

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is dated effective the 7th day of December, 2017.

AMONG:

ARCO RESOURCES CORP., a corporation existing under the laws of the Province of British Columbia with an address for delivery located at Suite 818 – 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1B6

(“Arco”);

AND:

1141684 B.C. Ltd., a corporation existing under the laws of the Province of British Columbia with registered and records office located at 1500 – 1055 West Georgia, Vancouver, British Columbia, Canada V6E 4N7

(“ArcoSub”);

AND:

CANNEX CAPITAL GROUP INC., a corporation existing under the laws of the Province of British Columbia with an address for delivery located at Suite 283 – 1755 Robson Street, Vancouver, British Columbia, Canada V6G 3B7

(“Cannex”);

WHEREAS:

(A)      It is intended that Cannex and ArcoSub, a wholly-owned subsidiary of Arco, will amalgamate and continue as one corporation (being Amalco (as defined herein)) under the provisions of the BCBCA (as defined herein);

(B)      Upon the Amalgamation (as defined herein) taking effect, Cannex Shareholders (as defined herein) will receive Arco Shares (as defined herein) or Resulting Issuer Shares (as defined herein), as applicable, in the proportion and to the extent set out herein;

(C)      In conjunction with the Amalgamation, Cannex will undertake the Cannex Private Placement (as defined herein) and the BrightLeaf Acquisition;

(D)      In conjunction with the Amalgamation, the Cannex Private Placement and the BrightLeaf Acquisition, the Resulting Issuer will apply to delist from the TSXV (as defined herein) and list on the CSE (as defined herein);

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

PART 1
INTERPRETATION

Definitions

1.1      In this Agreement, the following defined terms have the meanings hereinafter set forth:

(a)	“Affidavit” means an affidavit and statutory declaration required by Cannex and ArcoSub under Section 277 of the BCBCA;

(b)

“Agents” means the syndicate of selling agents (comprised of Beacon (as lead agent), Mackie Research Capital Corporation and Echelon Wealth Partners Inc.) selling the Cannex Private Placement, except for the President’s List portion of the Cannex Private Placement;

(c)

“Agent’s Fee” means, collectively, (i) an amount equal to six percent (6%) of the aggregate gross proceeds from the sale of Subscription Receipts under the Cannex Private Placement, but excluding proceeds raised by Cannex from President’s List Subscribers and (ii) Cannex Agent Options equal to six percent (6%) of the number of Subscription Receipts issued under the Cannex Private Placement, but excluding Subscription Receipts issued to President’s List Subscribers;

(d)

“Agreement” means this Amalgamation Agreement (including the exhibits hereto) as supplemented, modified or amended, and not to any particular article, section, schedule, exhibit or other portion hereof;

(e)	“Amalco” means the corporation continuing from the Amalgamation, which will be Cannex;

(f)	“Amalco Shares” means common shares in the capital of Amalco;

(g)	“Amalgamation” means the amalgamation of ArcoSub and Cannex under the provisions of the BCBCA on the terms and conditions set forth in this Agreement;

(h)	“Amalgamation Application” means the amalgamation application as contemplated by the BCBCA and in substantially the form set out in Exhibit “B” to this Agreement;

(i)

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(j)

“Applicable Laws”, in the context that refers to one or more Persons, means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or persons or its or their business, undertaking, property or securities;

(k)	“Arco” has the meaning set forth in the Recitals to this Agreement;

(l)

“Arco Amalgamation Consent Resolution” means the special consent resolution of Arco Shareholders holding at least 66 and 2/3rds percent of the Arco Shares in respect of the Amalgamation and related transactions to be considered by the Arco Shareholders;

(m)

“Arco Class A Shares” means Class A restricted voting shares in the capital of Arco to be issued to the Cannex Shareholders (prior to the conversion to Resulting Issuer Class A Shares, if at all) as more particularly described in Schedule “A” hereto;

(n)	“Arco Common Shares” means post-Consolidation common shares in the capital of Arco;

(o)

“Arco Debt Reduction” means the Arco debt draw down whereby Arco will settle an aggregate of $467,928 of debt by way of a shares-for-debt settlement pursuant to which Arco will settle such debt with the issuance of 3,720,000 Pre- Consolidation Arco Common Shares at a deemed price of $0.07 per Pre- Consolidation Arco Common Shares;

(p)	“Arco Financial Statements” means the audited annual consolidated financial statements of Arco for the two years ended April 30, 2016 and 2017;

(q)	“Arco Information Circular” means the Information Circular of Arco to be posted on SEDAR and mailed to the Arco Shareholders in connection with the Arco Amalgamation Consent Resolution;

(r)	“Arco Preferred Shares” means preferred shares in the capital of Arco;

(s)	“Arco Options” means options to acquire common shares in the capital of Arco;

(t)	“Arco Shares” means Arco Common Shares and Arco Class A Shares;

(u)	“Arco Shareholders” means holders of Arco Shares;

(v)	“ArcoSub” has the meaning set forth in the Recitals to this Agreement;

(w)	“ArcoSub Shares” means common shares in the capital of ArcoSub;

(x)	“Arco Warrants” means warrants to acquire common shares in the capital of Arco;

(y)	“Articles of Amalgamation” means the articles of Amalco in respect of the Amalgamation and in substantially the form set out in Exhibit “A” to this Agreement;

(z)	“BCBCA” means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder;

(aa)	“Beacon” means Beacon Securities Limited, the lead agent for the Cannex Private Placement;

(bb)

“Board and Management Rollover” means (i) the election by Cannex of the following directors of the Resulting Issuer: Mr. Anthony Dutton, Mr. Leonid (Leo) Gontmakher, Mr. D. Barry Lee, Mr. Gregory Marshall, Mr. Thomas Peters, Mr. Gerald (Jerry) Derevyanny, Mr. Dmitriy Goykhman, Mr. Roman Tkachenko; and (ii) the appointment by Cannex of the following officers of the Resulting Issuer: Mr. Anthony Dutton (as Chief Executive Officer and President), Mr. Leo Gontmakher (as Chief Operating Officer), Mr. D. Barry Lee (as Chief Financial Officer), and Mr. Simon Anderson (as Chief Financial Analyst);

(cc)

“BrightLeaf” means BrightLeaf Development LLC, a Washington limited liability company which owns: (i) Real Estate Properties, LLC, which owns 9603 and 9631 Lathrop Industrial Dr. SW, currently leased to NWCS; (ii) Fuller Hill Development Co. LLC, which has developed a turnkey cannabis production facility within the Warehouse at Satsop Business Park, which is currently leased to 7Point Holdings LLC (a Washington State licensed i502 Producer/Processor); and (iii) Ag-Grow Imports, LLC, an importation/intellectual property firm that supplies equipment, material, and packaging to NWCS and other licensed cannabis entities, and houses much of the intellectual property, brands, SOPs and engages in new product development efforts;

(dd)

“BrightLeaf Acquisition” means the acquisition by Cannex Nevada of 36,000,000 units of membership interests in BrightLeaf, subject to the terms of the Contribution Agreement and related documents, in exchange for a contribution of US$36,000,000, including minimum cash consideration of US$10,000,000 with the option to settle the balance by way of one or more 24 month BrightLeaf Vendor Notes, pursuant to the Contribution Agreement, and with closing thereunder contemplated to occur concurrently with a redemption of all other units of BrightLeaf held by GREP, VEC, and FSA, resulting in 100% ownership of BrightLeaf by Cannex Nevada;

(ee)

“BrightLeaf Subsidiaries” means Real Estate Properties, LLC, a Washington limited liability company; Fuller Hill Development Co. LLC, a Washington limited liability company, and (iii) Ag-Grow Imports, LLC, a Washington limited liability company;

(ff)

“BrightLeaf Vendor Notes” means the vendor notes which may be issued by Cannex to BrightLeaf and/or other persons (including debt holders of BrightLeaf and the BrightLeaf Subsidiaries, and other Members of BrightLeaf in furtherance of the redemption thereof) in connection with the BrightLeaf Acquisition, and which bear interest at 12% per annum and carry an option allowing the holder thereof to convert all or a portion of the outstanding BrightLeaf Vendor Notes into Arco Resulting Issuer Class A Shares, as applicable at a deemed price of $1.00 per Resulting Issuer Class A Share;

(gg)

“Business Day” means a day other than a Saturday, Sunday or other day when banks in the City of Vancouver, British Columbia, Canada and Seattle, Washington, United States, are not generally open for business;

(hh)	“Cannex” has the meaning set forth in the Recitals to this Agreement;

(ii)

“Cannex Agent Options” means options granted by Cannex to the syndicate of selling agents (led by Beacon) selling the Cannex Private Placement equal to 6% of the number of Subscription Receipts sold by Beacon (and the selling syndicate) under the Cannex Private Placement, with each such option exercisable for one (1) Cannex Common Share (or one (1) Resulting Issuer Common Share), as applicable, at an exercise price of $1.00 for 24 months from the satisfaction of the Cannex Private Placement Escrow Release Conditions;

(jj)

“Cannex Amalgamation Consent Resolution” means the special consent resolution of Cannex Shareholders holding at least 66 and 2/3rds percent of the Cannex Shares in respect of the Amalgamation and related transactions to be considered by the Cannex Shareholders;

(kk)

“Cannex Ancillary Agreements” means: (i) the option agreement between Cannex Nevada and Superior Gardens (doing business as Northwest Cannabis Solutions) pursuant to which Cannex shall have the option, if permitted under Applicable Laws, to purchase from Superior Gardens any and all cannabis licenses in the State of Washington owned by Superior Gardens, including but not limited to Superior Garden’s Washington State Liquor and Cannabis Board license number 412879 to produce, process, wholesale, etc. cannabis in the State of Washington, (ii) the option agreement between Cannex Nevada and 7Point pursuant to which Cannex shall have the option, if permitted under Applicable Laws, to purchase from 7Point any and all cannabis licenses in the State of Washington owned by 7Point, including but not limited to 7Point’s Washington State Liquor and Cannabis Board license number 424481 to produce cannabis in the State of Washington, and (iii) non-circumvention agreements from Leonid (Leo) Gontmakher, Vlad Orlovskii, Gerald (Jerry) Derevyanny), Arkadi Gontmakher, and Oleg Orlovskii;

(ll)	“Cannex Class A Shares” means Class A restricted voting shares in the capital of Cannex currently held by certain U.S. Cannex Shareholders prior to the Amalgamation;

(mm)	“Cannex Common Shares” means common shares in the capital of Cannex;

(nn)	“Cannex Financial Statements” means the interim consolidated financial statements of Cannex for the periods ended September 30, 2017;

(oo)

“Cannex Nevada” means Cannex Holdings (Nevada) Inc., a corporation incorporated under the laws of the State of Nevada and having an office for delivery located in Canada at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7 and a fully-owned subsidiary of Cannex;

(pp)	“Cannex Options” means options to acquire Cannex Common Shares or Cannex Class A Shares;

(qq)

“Cannex Private Placement” means the private placement offering by Cannex of up to 45,000,000 Subscription Receipts, consisting of up to 10,000,000 Subscription Receipts issuable to a brokered best-efforts private placement offering by the Agents and up to 35,000,000 Subscription Receipts issuable pursuant to President’s List subscriptions, for gross proceeds of up to $45,000,000, with each Subscription Receipt, upon release from escrow in accordance with the Cannex Private Placement Escrow Release Conditions, automatically converting into one (1) Cannex Common Share (or one (1) Resulting Issuer Share), as applicable, and one-half of one (1/2) Cannex Warrant (or one-half of one (1/2) Resulting Issuer Warrant), as applicable, with each such whole Cannex Warrant (or Resulting Issuer Warrant), as applicable, exercisable to purchase one (1) Cannex Common Share (or one (1) Resulting Issuer Share), as applicable, for $1.50 for a period of 24 months (subject to the Warrant Acceleration) following the satisfaction of the Cannex Private Placement Escrow Release Conditions;

(rr)

“Cannex Private Placement Escrow Release Conditions” means the escrow release conditions governing the deemed exercise of the Subscription Receipts issued in connection with the Cannex Private Placement, all as satisfied and/or waived in form and substance satisfactory to the Agents, which include:

(i)

written confirmation from each of Cannex and BrightLeaf that all conditions precedent to the completion of the BrightLeaf Acquisition have been satisfied or waived in accordance with the terms of the agreement governing the BrightLeaf Acquisition, other than the release of any Escrowed Funds to fund the BrightLeaf Acquisition and the closing of the BrightLeaf Acquisition, which will be completed forthwith upon release of the escrowed funds;

(ii)

written confirmation from each of Cannex and Arco that all conditions to the completion of the Amalgamation and CSE Listing have been satisfied or waived in accordance with the terms of this Agreement, including the receipt of all shareholder and regulatory approvals required for the Amalgamation and CSE Listing, other than the release of the Escrowed Funds and the payment of the Agent’s Fee and the closing of the proposed Amalgamation and CSE Listing, each of which will be completed forthwith upon release of the Escrowed Funds;

	(iii)	Cannex, BrightLeaf, Superior Gardens and 7Point Holdings LLC having entered into long-term services, supply and licensing agreements in form and substance satisfactory to the Agents;

(iv)

the distribution of (a) the Cannex Shares and Cannex Warrants underlying the Subscription Receipts, and (b) the Arco Shares and Arco Warrants (or the Resulting Issuer Shares and Resulting Issuer Warrants), as applicable, to be issued in exchange for the Cannex Shares and Cannex Warrants pursuant to the Amalgamation being exempt from applicable prospectus and registration requirements of Applicable Canadian Securities Laws (or equivalent United States securities laws);

(v)

the Resulting Issuer Shares, including those Resulting Issuer Shares (A) to be issued in exchange for the Cannex Shares issuable upon the deemed exercise of the Subscription Receipts, and (B) issuable upon exercise of the Resulting Issuer Warrants issued in exchange for the Cannex Warrants issuable upon the deemed exercise of the Subscription Receipts, being conditionally approved for listing on the CSE and the completion, satisfaction or waiver of all conditions precedent to such listing, other than the release of the Escrowed Funds;

(vi)

receipt of certificates, dated the closing date of the Amalgamation signed by an officer of each of the Cannex, Arco and BrightLeaf, as applicable, certifying for and on behalf of their respective entity, to the best of their knowledge, information and belief, that, as at the closing date of the Amalgamation, the representations and warranties of such entity contained in the Agency Agreement are true and correct in all material respects with the same force and effect as if made at and as of the closing date of the Cannex Private Placement immediately before giving effect to the Amalgamation;

(vii)	such other customary escrow release conditions as requested by Beacon in form and substance satisfactory to Beacon, acting reasonably;

(viii)	aggregate gross proceeds of not less than $40,000,000 being raised in connection with the Cannex Private Placement;

(ix)	the CSE Listing being conditionally approved and the completion, satisfaction or waiver of all conditions precedent to such listing, other than the release of the Escrowed Funds; and

(x)

Cannex, and Beacon, on behalf of the other selling agents, shall have delivered a release notice to the Transfer Agent confirming that items (i) through (vii) in this definition, inclusive, have been satisfied;

(ss)	“Cannex Shares” means Cannex Common Shares and Cannex Class A Shares;

(tt)	“Cannex Shareholders” means the holders of Cannex Common Shares and Cannex Class A Shares;

(uu)	“Cannex Warrants” means warrants exercisable to acquire Cannex Common Shares;

(vv)	“Certificate of Amalgamation” means the certificate issued by the Registrar under the BCBCA certifying the filing of the Articles of Amalgamation and the Amalgamation Application;

(ww)	“Claims” has the meaning set forth under §6.1;

(xx)	“Closing” means the simultaneous closing of the BrightLeaf Acquisition and the Amalgamation and the CSE Listing;

(yy)

“Consolidation” means the consolidation by Arco of its Pre-Consolidation Common Shares resulting in 2,000,000 Arco Common Shares being issued and outstanding post Consolidation and post Arco Debt Reduction;

(zz)	“Constating Documents” means as to each of the Parties, its certificate of incorporation, notice of articles and articles as in effect as of the date of this Agreement;

(aaa)	“Contribution Agreement” means the contribution agreement among Cannex, Cannex Nevada, GREP and BrightLeaf effective December 7, 2017 with respect to the BrightLeaf Acquisition;

(bbb)

“Corporate Records” means the corporate records of the Parties, including, as applicable, the Constating Documents, share registers, registers of directors, list of bank accounts and signing authorities and minutes of shareholders’ and directors’ meetings;

(ccc)	“CSE” means the Canadian Securities Exchange;

(ddd)	“CSE Listing” means the delisting of the Arco Common Shares from the TSXV and the concurrent listing of the Resulting Issuer Shares on the CSE;

(eee)	“Effective Date” means the effective date of the Amalgamation as set forth in the Certificate of Amalgamation issued to Amalco;

(fff)	“Effective Time” means the effective time of the Amalgamation, being the time that the Amalgamation Application is filed with the Registrar;

(ggg)

“Encumbrances” means any encumbrance of any kind whatever and includes any pledge, lien, charge, security interest, lease, title retention agreement, mortgage, hypothec, restriction, royalty, right of first refusal, development or similar agreement, option or adverse claim or encumbrance of any kind or character whatsoever or howsoever arising, and any right or privilege capable of becoming any of the foregoing;

(hhh)

“Escrowed Funds” means, upon the closing date mutually agreed to between Cannex and Beacon, the aggregate proceeds from the Cannex Private Placement (including any proceeds raised from President’s List Subscribers), less (i) 50% of the Agent’s Fee and (ii) the costs and expenses of or incurred by the selling agents, which have not been paid to the selling agents as of such mutually agreed closing date;

(iii)	“FSA” means 4 Steps Ahead, LLC, a Delaware limited liability company, which owns approximately 4% of BrightLeaf;

(jjj)

“Governmental Authority” means any federal, state, provincial and municipal government, regulatory authority, governmental department, ministry, agency, commission, bureau, official, minister, crown corporation, court, board, tribunal, stock exchange, dispute settlement panel or body or other law, rule or regulation-making entity having jurisdiction;

(kkk)	“GREP” means Global Real Estate Properties, LLC, a Washington limited liability, which owns approximately 92% of BrightLeaf;

(lll)	“IFRS” means International Financial Reporting Standards applicable as of the date of the financial statements, document or event in question;

(mmm)	“ITA” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder, as amended from time to time;

(nnn)	“Listing Statement” means the listing statement to be filed by Arco in respect of the listing application pursuant to the policies of the CSE;

(ooo)

“Material Adverse Change” or “Material Adverse Effect” means, with respect to a Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, results of operations, assets, capitalization, financial condition, rights, liabilities or prospects, contractual or otherwise, of such Person and its subsidiaries, if applicable, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) a matter that has been publicly disclosed prior to the date of this Agreement or otherwise disclosed in writing by a Party to the other Party prior to the date of this Agreement; (ii) any action or inaction taken by such Person to which the other Person had consented in writing; (iii) the announcement of the transactions contemplated by the Amalgamation or this Agreement; or (iv) general economic, financial, currency exchange, securities, banking or commodity market conditions in the United States, Canada or worldwide;

(ppp)	“Material Change” and “Material Fact” has the meanings ascribed thereto under the Applicable Canadian Securities Laws;

(qqq)	“Name Change” means the change of name of Arco from “Arco Resources Corp.” to “Cannex Capital Holdings Inc.” in connection with becoming the Resulting Issuer as a result of the CSE Listing;

(rrr)	“Outside Date” means January 30, 2017;

(sss)	“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them;

(ttt)

“Person” means any natural person, Governmental Authority, corporation, general or limited partnership, joint venture, limited liability company, trust, association or unincorporated entity of any kind;

(uuu)	“Pre-Consolidation Arco Common Shares” means common shares in the capital of Arco, being 13,107,323 such common shares following the Arco Debt Reduction and prior to the Consolidation;

(vvv)	“President’s List” means the sale by Cannex of up to 35,000,000 Subscription Receipt to subscribers how are sourced by Cannex and not the Agents;

(www)	“President’s List Subscribers” means subscribers listed on the President’s List who purchase Subscription Receipts directly from Cannex and not the Agents;

(xxx)	“Public Record” means all information filed by Arco with any securities commission or similar regulatory authority which are available through the SEDAR website as of the date hereof;

(yyy)	“Registrar” means the Registrar of Companies or a Deputy Registrar of Companies for the Province of British Columbia duly appointed under the BCBCA;

(zzz)	“Related Person” means, under the CSE policies, in relation to a “listed issuer”, being an issuer that has applied to list its securities on the CSE or has its securities listed on the CSE:

(i)	a “related entity” of the listed issuer, being:

	(A)	a person

		(I)	that is an affiliated entity of the listed issuer,

		(II)	of which the listed issuer is a control block holder;

	(B)	a management company or distribution company of a mutual fund that is a listed issuer; or

	(C)	a management company or other company that operates a trust or partnership that is a listed issuer;

(ii)	a partner, director or officer of the listed issuer or related entity;

(iii)	a promoter of a person who performs “investor relations activities” (as such terms is defined in the CSE’s policies) for the listed issuer or related entity;

(iv)

any person that beneficially owns, either directly or indirectly, or exercises voting control or direction over at least 10% of the total voting rights attached to all voting securities of the listed issuer or related entity; and

(v)	such other person as may be designated from time to time by the CSE;

(aaaa)	“Resulting Issuer” means Arco post Name Change and post-CSE Listing;

(bbbb)

“Resulting Issuer Class A Shares” means the Arco Class A Shares following completion of the Amalgamation and the concurrent Name Change and the CSE Listing to be issued to certain US shareholders, as more particularly described in Schedule “A” hereto;

(cccc)	“Resulting Issuer Common Shares” means the Arco Common Shares following completion of the Amalgamation and the concurrent the Name Change and the CSE Listing;

(dddd)	“Resulting Issuer Options” means options to acquire Resulting Issuer Common Shares or Resulting Issuer Class A Shares, as applicable;

(eeee)	“Resulting Issuer Shares” means Resulting Issuer Common Shares and Resulting Issuer Class A Shares;

(ffff)	“Resulting Issuer Warrants” means warrants to acquire Resulting Issuer Common Shares or Resulting Issuer Class A Shares, as applicable;

(gggg)	“Securities Act” means the Securities Act (British Columbia), as amended, including the regulations promulgated thereunder;

(hhhh)	“SEDAR” means the System for Electronic Document Analysis and Retrieval (www.sedar.com);

(iiii)	“Subscription Receipts” means a subscription receipts issued in connection with the Cannex Private Placement;

(jjjj)	“Superior Gardens” means Superior Gardens, LLC, a limited liability corporation (Washington State licensed i502 Producer/Processor) formed under the laws of Washington State;

(kkkk)	“Transfer Agent” means Alliance Trust Company, the transfer agent for all Arco securities and/or Resulting Issuer securities, as applicable;

(llll)	“TSXV” means the NEX board of the TSX Venture Exchange;

(mmmm)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules, regulations and orders promulgated thereunder;

(nnnn)	“VEC” means Verde Cinco, LLC, a Delaware limited liability company, which owns approximately 4% of BrightLeaf; and

(oooo)

“Warrant Acceleration” means Cannex’s (or the Resulting Issuers’) option to accelerate the Cannex Warrants (or the Resulting Issuer Warrants), as applicable, at any time in the event that the volume-weighted average closing price of the Cannex Shares (or the Arco Shares or the Resulting Issuer Shares), as applicable, on the CSE (or any other exchange on which such shares primarily trade from time to time, is greater than or equal to $2.25 for a period of 20 consecutive trading days, by giving notice to the holders thereof and, in such case, such warrants will expire at 4:00 pm (Toronto time) on the earlier of (i) the 30th day after the date on which such notice is given by Cannex (or Arco or the Resulting Issuer), as applicable, in accordance with the terms of such warrants, and (ii) the actual expiry date of such warrants.

Interpretation

1.2		For the purposes of this Agreement, except as otherwise expressly provided:

(a)

the division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereto”, “herein” and “hereunder” and similar expressions refer to this Agreement (including exhibits hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto;

	(b)	words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders;

(c)

the word “including”, when following any general statement or term, is not to be construed as limiting the general statement or term to the specific items or matters set forth or to similar items or matters, but rather as permitting the general statement or term to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(d)

if any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place;

(e)

any reference in this Agreement to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time, and to any regulations promulgated thereunder. References to any agreement or document shall be to such agreement or document (together with all schedules and exhibits thereto), as it may have been or may hereafter be amended, supplemented, replaced or restated from time to time;

(f)	all sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted;

(g)

unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature are required to be made shall be made in a manner consistent with IFRS;

(h)

all representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principals of equity);

(i)

where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, it refers to the actual knowledge of the senior officers of the Party after due inquiry; and

(j)

the Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

Schedules and Exhibits

1.3      The following exhibits attached hereto are incorporated into and form an integral part of this Agreement:

Schedule “A” – List of U.S. Class A Shareholders

Exhibit“A” – Form of Articles of Amalgamation of Amalco

Exhibit “B” – Form of Amalgamation Application (with attached Notice of Articles of Amalco)

PART 2
THE AMALGAMATION

Agreement to Amalgamate

2.1      The Parties agree that ArcoSub and Cannex shall amalgamate pursuant to the provisions of the BCBCA as of the Effective Date and at the Effective Time and continue as one corporation (being Amalco) on the terms and conditions set out in this Agreement.

Effect of Amalgamation

2.2      Upon the terms and subject to the conditions set forth in this Agreement, upon the Effective Date and at the Effective Time:

(a)	ArcoSub and Cannex shall be amalgamated and continue as one corporation (being Amalco);

(b)	each of ArcoSub and Cannex shall cease to exist as entities separate from Amalco;

(c)	Amalco will be a wholly-owned subsidiary of Arco;

(d)	the properties, rights and interests of each of ArcoSub and Cannex shall continue to be the properties, rights and interests of Amalco;

(e)	Amalco shall continue to be liable for the obligations of each of ArcoSub and Cannex;

(f)	any existing cause of action, claim or liability to prosecution with respect to either or both of ArcoSub and Cannex shall be unaffected;

(g)	any civil, criminal or administrative action or proceeding pending by or against any of the ArcoSub or Cannex may be continued to be prosecuted by or against Amalco.

Articles

2.3      The Articles of Amalgamation attached hereto as Exhibit “A” shall be the articles of Amalco and the Certificate of Amalgamation shall be deemed to the certificate of incorporation of Amalco.

Name

2.4      The name of Amalco shall be Cannex Capital Group Inc.

Registered Office

2.5      The registered office of Amalco shall be 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, Canada V6E 4N7.

Authorized Capital and Restrictions on Share Transfers

2.6      The authorized capital of Amalco shall consist of an unlimited number of Amalco Shares without par value and without special rights or restrictions.

2.7      The right to transfer securities of Amalco shall be restricted. Securities of Amalco, other than non-convertible debt securities, may not be transferred unless: (a) the consent has been obtained of either: (i) the director(s) of Amalco evidenced by a resolution passed or signed by them and recorded in the minute book of the Amalco; or (ii) the holders of a majority in number of the outstanding Amalco Shares; or (b) where the securities are not Amalco Shares, the restrictions on transfer contained in the applicable security holder’s agreement having been complied with.

Fiscal Year

2.8      The fiscal year end of Amalco shall be December 31 of each calendar year.

Business

2.9      There shall be no restriction on the business which Amalco is authorized to carry on or the powers of Amalco.

Initial Directors

2.10      The directors of Amalco shall be set at two (2), shall be appointed by Cannex and shall be the persons whose name and address appear below:

Name	Address

Mr. Anthony Dutton	3604 West 11th Avenue, Vancouver, British
Columbia, Canada V6R 2K5

Mr. D. Barry Lee	Suite 283 – 1755 Robson Street, Vancouver,
British Columbia, Canada V6G 3B7

2.11      Pursuant to the Board and Management Rollover, the directors of the Resulting Issuer shall be set at seven (7), shall be appointed by Cannex and shall be the persons whose name and address appear below:

Name	Address
Mr. Anthony Dutton	3604 West 11th Avenue, Vancouver, British
Columbia, Canada V6R 2K5

Mr. Leonid (Leo) Gontmakher	255 Dorado Beach East, Dorado, Puerto Rico,
United States 00646

Mr. D. Barry Lee	Suite 283 – 1755 Robson Street, Vancouver,
British Columbia, Canada V6G 3B7

Mr. Thomas Peters	14 College Street, Larkspur, California, United
States 94939

Mr. Gerald (Jerry)	840 140th Avenue NE, Bellevue, Washington,
Derevyanny	United States 98005

Mr. Gregory Marshall	38 Belgrave Crescent, Dunedin, New Zealand
9010

Mr. Dmitriy Goykhman	884 East 13th Street, Brooklyn, New York, United
States 101230

Mr. Roman Tkachenko	16662, 121st Street NE, Redmond, Washington,
United States 98052

Such directors shall hold office until the first annual meeting of shareholders of Amalco or until their successors are elected or appointed.

Initial Officers

2.12      Pursuant to the Board and Management Rollover, the officers of the Resulting Issuer shall be the persons whose name and position appear below:

Name	Position

Mr. Anthony Dutton	Chief Executive Officer and President

Mr. Leonid (Leo)	Chief Operating Officer
Gontmakher

Mr. D. Barry Lee	Chief Financial Officer

Mr. Simon Anderson	Chief Financial Analyst

Issuance of Securities and Restructuring of the Parties s

2.13     Upon the terms and subject to the conditions set forth in this Agreement:

(a)

prior to the Effective Time, any and all outstanding, previously issued Arco Options and Arco Warrants (or other convertible Arco securities) convertible into Arco Common Shares shall be surrendered and cancelled (excluding any Cannex securities convertible into Arco securities as a result of the Amalgamation, the Cannex Private Placement, and the Arco Debt Reduction), and Cannex understands that Arco, at Closing, will have no dilutive securities outstanding;

(b)	prior to the Effective Time, Arco shall complete the Consolidation;

(c)

at the Effective Time, each Cannex Shareholder (including, for certainty, holders of Cannex Shares issued upon conversion of the Subscription Receipts) will receive one (1) fully paid and non-assessable Resulting Issuer Common Share (or one (1) Resulting Issuer Class A Share), as applicable, in exchange for each Cannex Share held by such holder, and the Cannex Shares will be cancelled;

(d)	at the Effective Time, the ArcoSub Shares will be cancelled and replaced by Amalco Shares on the basis of one (1) Amalco Share for each ArcoSub Share;

(e)	at the Effective Time, Amalco shall be a wholly-owned subsidiary of Arco;

(f)	at the Effective Time, in consideration for Arco’s issuance of the Arco Shares referenced in §2.11(c), Amalco shall issue to Arco one (1) Amalco Share for each Arco Share under §2.11(c);

(g)

at the Effective Time, no fractional securities shall be issued by Arco pursuant to Section 2.11, and any exchange or replacement contemplated herein that results in less than a whole number shall be rounded to the nearest whole number;

(h)	at the Effective Time, Arco shall effect the Name Change;

(i)	at the Effective Time, the Board and Management Rollover shall be effected; and

(j)

all of the property, rights, privileges and assets of each of ArcoSub and Cannex will continue as the property, rights, privileges and assets of Amalco, and Amalco will become liable for all of the liabilities and obligations of ArcoSub and Cannex.

Cannex Warrants, Cannex Agent Options and Vendor Notes

2.14      The Parties acknowledge that, as at the Effective Time, the Cannex Warrants, the Cannex Agent Options and the Vendor Notes shall cease to represent a right to acquire Cannex Shares and shall provide the right to acquire Arco Shares or Reporting Issuer Shares, as applicable, all in accordance with the adjustment provisions provided in the certificates and documentation representing such Cannex securities.

Dissenting Shareholders

2.15      Registered Cannex Shareholders entitled under the BCBCA to vote on the Cannex Amalgamation Consent Resolution have either previously waived their right to dissent to this Amalgamation and any related matter in connection with their original subscription in Cannex Shares and provided power of Attorney to Cannex’s Chief Executive Officer to vote in relation thereto, of will have waived any such dissent rights that governed by such power of attorney.

Modification or Abandonment of the Amalgamation

2.16      The directors of Cannex and Amalco may, at any time, assent to any alteration or modification of this Agreement or withdraw from the Amalgamation before the Effective Date.

Completion of the Amalgamation and Effective Date

2.17      Upon the satisfaction or waiver of the conditions herein contained in favour of each Party, ArcoSub and Cannex shall immediately deliver to the Registrar the Amalgamation Application and such other documents as may be required to give effect to the Amalgamation. The Amalgamation shall become effective at the Effective Time.

Acknowledgment of Escrow and Resale Restrictions

2.18      Cannex and Arco acknowledge and agree that in accordance with the policies of the CSE and Applicable Canadian Securities Laws (and equivalent United States securities laws), that the Arco Shares or Resulting Issuer Shares, as applicable, issued to certain Cannex Shareholders may be subject to escrow and/or share resale restrictions under the policies of the CSE and Applicable Canadian Securities Laws (and equivalent United States securities laws). The Parties further agree that in addition to any resale restrictions applicable to the Arco Shares or Resulting Issuer Shares, as applicable, pursuant to the policies of the CSE or Applicable Canadian Securities Laws (and equivalent United States securities laws), the Arco Common Shares or the Resulting Issuer Common Shares, as applicable, issued to Cannex Shareholders in exchange for their Cannex Common Shares will be subject to a seasoning period and will become freely tradable at Closing; however, Cannex Shareholders who, in exchange for their Cannex Class A Shares, receive Resulting Issuer Class A Shares will be subject to certain share resale restrictions and such shares will bear a bear a legend substantially in the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN OFFERED AND SOLD IN AND OFF SHORE TRANSACTION IN RELIANCE UPON REGULATION S AS PROMULGATED BY THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933 (“REGULATION S”), ACCORDINGLY THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE 1933 ACT AND MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON, AS DEFINED IN REGULATION S, OR TO A PERSON IN THE UNITED STATES EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE ISSUER.”

OR

“NONE OF THE SECURITIES REPRESENTED HEREBY HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE “1933 ACT”), OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, NONE MAY BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.”

In accordance with CSE policies, Cannex and Arco agree that all Related Persons will enter into a voluntary pooling agreement pursuant to which those shares to be issued to Related Persons who acquired Cannex Shares will be pooled and released over a period of 36 months from the Closing with 1/10 being released on Closing, 1/6 of the remaining escrowed Cannex Shares being released 6 months after Closing, 1/5 of the remaining escrowed Cannex Shares being released 12 months after Closing, 1/4 of the remaining escrowed Cannex Shares being released 18 months after Closing, 1/3 of the remaining escrowed Cannex Shares being released 24 months after Closing, 1/2 of the remaining escrowed Cannex Shares being released 30 months after Closing, and the remaining escrowed Cannex Shares being released 36 months after Closing.

Arco Guarantee

2.19      Arco hereby unconditionally and irrevocably guarantees the due and punctual performance by ArcoSub of each and every covenant and obligation of ArcoSub arising under this Agreement. Arco hereby agrees that Cannex shall not have to proceed first against ArcoSub before exercising its rights under this guarantee against Arco.

Actions to Satisfy Conditions

2.20      Cannex shall take all such actions as are within its power to control and use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the applicable conditions precedent in favour of Arco as set forth in this Agreement and any ancillary Agreements.

PART 3
COVENANTS

Mutual Covenants

3.1      From the date of this Agreement until the earlier of the Effective Date and the termination of this Agreement in accordance with Part 10, except as otherwise expressly permitted or specifically contemplated by this Agreement or required by Applicable Laws (including Applicable Canadian Securities Laws), each of the Parties shall:

(a)	carry on its business in the usual, regular and ordinary course of business consistent with its past practice;

(b)	not alter or amend its Constating Documents as the same exist at the date of this Agreement, except as contemplated by this Agreement;

(c)

take, or cause to be taken, all action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws (including Applicable Canadian Securities Laws) to complete the Amalgamation, including using reasonable commercial efforts:

(i)

to obtain all necessary consents, assignments, waivers and amendments to or terminations of any agreements and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(ii) to effect all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Amalgamation;

(iii)

to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Amalgamation and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby; and

(iv)

to reasonably cooperate with the other Parties and their tax advisors in structuring the Amalgamation and other transactions contemplated to occur in conjunction with the Amalgamation in a tax effective manner and assist the other Parties and their tax advisors in making such investigations and enquiries with respect to such Parties in that regard, as the other Parties and its tax advisors shall consider necessary, acting reasonably;

(d)	not take any action that would render, or may reasonably be expected to render, any representation or warranty made by such Party in this Agreement untrue in any material respect;

(e)	use reasonable commercial efforts to obtain and maintain the third party approvals applicable to them and provide the same to the other Parties on or prior to the Effective Date;

(f)

except as provided in this Agreement, not amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which, in the opinion of Cannex or Arco acting reasonably, interferes or is inconsistent with the completion of the transactions contemplated hereby. Without limiting the foregoing, except as provided in this Agreement, none of the Parties shall (i) make any distribution by way of dividend, return of capital or otherwise to or for the benefit of its shareholders or (ii) issue any of its shares or other securities convertible into shares or enter into any commitment or agreement (other than on the exercise of convertible securities);

(g)

not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or agreements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, or agreements;

(h)

not grant any officer, director, employee or consultant an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies for any directors, officers, employees or consultants, nor adopt or amend (other than to permit accelerated vesting of options) or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund for the benefit of directors, officers, employees or consultants, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(i)

furnish to the other Parties such information, in addition to the information contained in this Agreement, relating to its financial condition, business, properties and affairs as may reasonably be requested by another Party, which information shall be true and complete in all material respects and shall not contain an untrue statement of any Material Fact or omit to state any Material Fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading and will notify the other Parties of any significant development or Material Change relating to it promptly after becoming aware of any such development or change;

(j)

promptly notify the other Parties in writing of any change in any representation or warranty provided in this Agreement which change is or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect and the Parties shall in good faith discuss with the other Parties such change in circumstances (actual, anticipated, contemplated, or to its knowledge, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other Parties pursuant to this §3.1(j);

(k)	promptly notify the other Parties in writing of any material breach by such Party of any covenant, obligation or agreement contained in this Agreement; and

(l)

not, directly or indirectly, solicit, initiate, assist, facilitate, promote or knowingly encourage the initiation of proposals or offers from, entertain or enter into discussions or negotiations with any person other than the other Parties hereto, with respect to any amalgamation, merger, consolidation, arrangement, restructuring, sale of any material assets or part thereof of such Party, unless such action, matter or transaction is part of the transactions contemplated in this Agreement or is required as a result of the duties of directors and officers of the applicable Party in compliance with Applicable Laws (including Applicable Canadian Securities Laws).

Additional Covenants of Arco and ArcoSub

3.2      From the date of this Agreement until the earlier of the Effective Date and the termination of this Agreement in accordance with Part 10, except as expressly permitted or specifically contemplated by this Agreement or required by Applicable Laws (including Applicable Canadian Securities Laws), each of Arco and ArcoSub covenant and agree that:

(a)

Arco and ArcoSub shall use their reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in §7.1 and §7.3 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of Arco or ArcoSub, as the case may be;

(b)	Arco shall, as the sole shareholder of ArcoSub, approve by special resolution the Amalgamation, together with such matters as are required to effect the Amalgamation;

(c)	Arco shall take all necessary actions required to effect the Consolidation prior to the Effective Time;

(d)	Arco shall take all necessary actions required to effect the Arco Debt Reduction prior to the Effective Time;

(e)	Arco shall take all necessary actions required to amend its notice of articles and articles to create the Arco Class A Shares prior to the Effective Time;

(f)	Arco shall take all necessary actions required to effect the Board and Management Rollover by the Effective Time;

(g)

Arco shall use reasonable commercial efforts to seek approval of the TSXV and the CSE, as applicable, of the Consolidation, the Arco Debt Reduction, the amendment to the notice of articles and articles of Arco, the Board and Management Rollover, the TSXV delisting and the CSE Listing, as applicable;

(h)

Arco shall, on the Effective Date, provide to the Transfer Agent a direction authorizing and directing the Transfer Agent to issue Resulting Issuer Shares and Resulting Issuer Warrants (and any other related convertible securities of Arco or Resulting Issuer) issuable under the Amalgamation to holders of the Cannex Shares and Cannex Warrants and shall direct the Transfer Agent to distribute the same to the holders of the Cannex Shares, Cannex Warrants and Cannex Agent Options in accordance with their terms and the terms of this Agreement;

(i)	Arco shall use reasonable commercial efforts to seek approval of the Arco Amalgamation Consent Resolution, together with the approval of such matters as are required to effect the Amalgamation; and

(j)	Arco shall promptly advise Cannex of the number of Arco Shares for which Arco receives notices of dissent or written objections to the Amalgamation.

Additional Covenants of Cannex

3.3      From the date of this Agreement until the earlier of the Effective Date and the termination of this Agreement in accordance with Part 10, except as expressly permitted or specifically contemplated by this Agreement or required by Applicable Laws (including Applicable Canadian Securities Laws), Cannex covenants and agrees that:

(a)

Cannex shall use reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in §7.1 and §7.2 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of Cannex;

(b)	Cannex will ensure that the number of Cannex Shareholders does not exceed 50 shareholders;

(c)

Cannex will ensure that each Cannex Shareholder that is a “U.S. Person” or is located in the Unites States will confirm that they are an “accredited investor” as defined in Regulation D of the U.S. Securities Act and is acquiring Arco Shares and/or Resulting Issuer Shares, as applicable, for its own account to be held for investment purposes only and not with a view to any resale, distribution or other disposition in violation of United States securities laws or applicable State securities laws.

(d)

Cannex shall have a senior officer execute an Affidavit to be delivered in connection with the Amalgamation Application and shall take all actions required in relation to the swearing of such statutory declaration;

(e)

Cannex shall use reasonable commercial efforts to (i) effect the Cannex Private Placement, (ii) satisfy the Cannex Private Placement Escrow Release Conditions, and (iii) complete the BrightLeaf Acquisition prior to or concurrently with the Amalgamation;

(f)

Cannex shall use reasonable commercial efforts to seek approval of the Cannex Amalgamation Consent Resolution, together with the approval of such matters as are required to effect the Amalgamation; and

(g)	Cannex shall promptly advise Arco of the number of Cannex Common Shares for which Cannex receives notices of dissent or written objections to the Amalgamation.

PART 4
REPRESENTATIONS AND WARRANTIES

Representations and Warranties of Arco and ArcoSub

4.1       Arco and ArcoSub represent and warrant to Cannex the following, effective on the Effective Date, and acknowledge that Cannex is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	each of Arco and ArcoSub have good and sufficient right and authority to enter into this Agreement and carry out their obligations hereunder;

(b)

this Agreement and each of the ancillary agreements to which Arco or ArcoSub is a party have been duly executed and delivered by Arco and/or ArcoSub, as applicable, and constitute legal, valid and binding agreements of such entities enforceable against them in accordance with their respective terms subject only to any limitation under Applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other similar laws of general application affecting creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(c)

each of Arco and ArcoSub are duly incorporated and validly existing under the laws of the Province of British Columbia, are currently in good standing, and Arco is not subject to any regulatory decision or order prohibiting or restricting the trading in Pre-Consolidation Arco Common Shares;

(d)

Arco is a “reporting issuer” in the Provinces of British Columbia and Alberta, is currently listed on the TSXV, and is not in default of any requirement of any applicable securities laws, and, except for Arco’s voluntary trading halt, neither the TSXV nor any other regulatory authority having jurisdiction has issued any order preventing or suspending trading of the Pre-Consolidation Arco Common Shares;

(e)

Arco is authorized to issue an unlimited number of Arco Common Shares and Arco Preferred Shares, of which 9,387,323 Arco Common Shares are outstanding as at the date hereof (and of which 13,107,323 will be outstanding following the Arco Debt Reduction) and no Arco Preferred Shares are outstanding, and, as of the Effective Time Arco shall have no more than 2,000,000 Arco Shares issued and outstanding;

(f)	the number of outstanding shares referred to above in 4.1(d) shall remain the same at the Effective Date subject to the transactions and share issuances contemplated hereby;

(g)	ArcoSub is authorized to issue an unlimited number of ArcoSub Shares, of which one (1) ArcoSub Share is outstanding as at the date hereof, which is held by Arco;

(h)

other than the securities referred to in §4.1(e) and §4.1(g), there are no other shares, options, warrants, convertible notes or debentures, agreements, documents, instruments or other writings of any kind whatsoever which constitute a “security” of Arco or ArcoSub (as that term is defined in the Securities Act) and Arco has no agreements or commitments of any character whatsoever convertible into, or exchangeable or exercisable for or otherwise requiring the issuance, sale, transfer, purchase or redemption by Arco or ArcoSub of any Arco Shares or ArcoSub Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any Arco Shares or ArcoSub Shares;

(i)

subject to Applicable Laws (including Applicable Canadian Securities Laws) and the rules and policies of the CSE, Arco has the full and lawful right and authority to issue the Arco Shares and Arco Warrants to Cannex Shareholders in connection with the Amalgamation and related transactions and upon completion of the Amalgamation, such shares will be validly issued as fully paid and non-assessable shares in the capital of Arco free and clear of all liens, charges and Encumbrances but subject to such trading restrictions as are imposed under Applicable Laws (including Applicable Canadian Securities Laws) and CSE policies;

(j)

there are no outstanding actions, suits, judgments, investigations or proceedings of any kind whatsoever against or affecting Arco or ArcoSub at law or in equity or before or by any Governmental Authority, nor are there, to their knowledge, any pending or threatened;

(k)

neither the execution and delivery of this Agreement, nor the consummation of the Amalgamation, will conflict with or result in any breach of any of the terms or provisions of, or constitute a default under, the material contracts and the Constating Documents of Arco or ArcoSub, director or shareholder minutes of Arco or ArcoSub, any agreement or instrument to which Arco or ArcoSub is a party or by which Arco or ArcoSub is bound, or any order, decree, statute, regulation, covenant or restriction applicable to Arco or ArcoSub;

(l)

the documents and materials comprising the Public Record of Arco and ArcoSub are in all material respects accurate and up to date and contain no misrepresentation, nor omit any facts, the omission of which makes the Public Record or any particulars therein, materially misleading or incorrect;

(m)	No Material Change has occurred in relation to Arco which is not disclosed in the Public Record, and Arco has not filed any confidential material change reports which continue to remain confidential;

(n)

neither Arco nor ArcoSub has any liabilities, obligations or indebtedness (whether accrued, absolute, contingent or otherwise) of any kind whatsoever, and, there is no basis for assertion against Arco nor ArcoSub of any liabilities, obligations or indebtedness (whether accrued, absolute, contingent or otherwise) of any kind, other than liabilities disclosed or reflected in the Arco Financial Statements as disclosed in the Public Record or incurred in the ordinary course of business following the dates of the most recent financial statements of Arco, and, for greater certainty, above the Arco Debt Reduction limit of $135,000;

(o)

the information in the Listing Statement relating to Arco and ArcoSub will be true, correct and complete in all material respects and not contain any untrue statement of any Material Fact, nor omit to state any Material Fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the context in which they are to be made;

(p)	Arco will not have less than nil cash on the Effective Date;

(q)	neither Arco nor ArcoSub has any outstanding taxes due and payable;

(r)	Arco is up to date and current with all filings required by the Securities Commissions of British Columbia and Alberta;

(s)

as of the date hereof, neither Arco nor ArcoSub has any debts or obligations other than $135,000 following the Arco Debt Reduction and those disclosed in the Arco Financial Statements and accounts or for professional fees accrued but not yet invoiced and has granted no general security over its assets or security in any particular asset;

(t)	as at the date hereof, there are no reasonable grounds for believing that any creditor of Arco or ArcoSub will be prejudiced by the Amalgamation;

(u)	as at the date hereof, Arco has no subsidiaries, except for ArcoSub;

(v)	there are no agreements, covenants, undertakings, rights of first refusal or other commitments of either Arco or ArcoSub or any instruments binding on it or its assets:

(i)	which would preclude it from entering into this Agreement;

(ii)	under which the Amalgamation would have the effect of imposing restrictions or obligations on Amalco greater than those imposed upon Arco or ArcoSub;

(iii)

which would give a third party, as a result of the transactions contemplated in this Agreement, the right to terminate any material agreement to which Arco or ArcoSub is a party or to purchase any of Arco’s, ArcoSub’s or Amalco’s assets; or

(iv)	which would impose restrictions on the ability of Amalco:

	(A)	to carry on any business which it might choose to carry on within any geographical area;

	(B)	to acquire property or dispose of its property and assets as an entirety;

	(C)	to pay dividends, redeem shares or make other distributions to its shareholders;

	(D)	to borrow money or to mortgage and pledge its property as security therefore; or

	(E)	to change its corporate status;

(w)

all information supplied by Arco and ArcoSub or their representatives to Cannex in the course of Cannex’s due diligence review in respect of the transactions contemplated by this Agreement, is accurate and correct in all material respects; and

(x)

the representations, warranties or statements of fact made in this section do not contain any untrue statement of a Material Fact or omit to state any Material Fact necessary to make any such warranty or representation not misleading to Cannex in seeking full information as to Arco and ArcoSub and their assets, liabilities and business.

Representations and Warranties of Cannex

4.2      Cannex represents and warrants to Arco and ArcoSub the following, effective on the Effective Date and excluding common shares issuable in connection with the Cannex Private Placement and potentially the BrightLeaf Acquisition, and acknowledges that Arco and ArcoSub are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	it has good and sufficient right and authority to enter into this Agreement and carry out its intentions hereunder;

(b)	it is duly incorporated and validly existing under the BCBCA, is currently in good standing, and is not subject to any regulatory decision or order prohibiting or restricting trading in its shares;

(c)

this Agreement and each of the ancillary agreements to which Cannex is a party have been duly executed and delivered by Cannex and constitute legal, valid and binding agreements of Cannex enforceable against it in accordance with their respective terms subject only to any limitation under Applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other similar laws of general application affecting creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(d)

it is not a "reporting issuer" within the meaning of Applicable Canadian Securities Laws. No securities commission or similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in any securities of Cannex, no such proceeding is, to the knowledge of Cannex, pending, contemplated or threatened and Cannex is not, to its knowledge, in default of any requirement of any Applicable Canadian Securities laws, rules or policies applicable to Cannex or its securities. To the knowledge of Cannex, no Cannex Shares are listed or quoted on a stock exchange or stock trading system;

(e)

it is authorized to issue an unlimited number of Cannex Shares, of which 133,494,062 Cannex Shares are issued and outstanding as fully paid and non- assessable shares as at the date hereof, and has a Cannex Option pool of 13,349,406 with no outstanding Cannex Options, which shall remain the same immediately before the Effective Date, but does not include the Cannex securities issuable in connection with the Cannex Private Placement and potentially the BrightLeaf Acquisition;

(f)

other than the securities referred to in §4.2(e) and except as otherwise contemplated by this Agreement, there are no other shares, options, warrants, convertible notes or debentures, agreements, documents, instruments or other writings of any kind whatsoever which constitute a “security” of Cannex (as that term is defined in the Securities Act) and Cannex has no agreements or commitments of any character whatsoever convertible into, or exchangeable or exercisable for or otherwise requiring the issuance, sale or transfer by Cannex of any Cannex Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any Cannex Shares;

(g)	no Person has any options, agreements or right of any kind to acquire all of any portion of Cannex’s assets;

(h)

except as otherwise contemplated under this Agreement, no Person has any written or oral agreement, option or warrant or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming such for (i) the purchase or acquisition of any of Cannex Shares, or (ii) the purchase, subscription, allotment or issuance of any unissued shares or other securities in the capital of Cannex;

(i)

there are no actions, suits or proceedings, judicial or administrative (whether or not purportedly on behalf of Cannex, or the Cannex Shareholders) pending or, to the knowledge of Cannex, threatened by or against Cannex or any of the Cannex Shareholders or affecting any Cannex assets, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental court, department, commission, board, bureau, agency or instrumentality, domestic or foreign and Cannex is not aware of any existing ground on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success;

(j)

neither the execution and delivery of this Agreement, nor the consummation of the Amalgamation, will conflict with or result in any breach of any of the terms or provisions of, or constitute a default under, any material contracts, the Constating Documents of Cannex, director or shareholder minutes of Cannex, any agreement or instrument to which Cannex is a party or by which Cannex is bound, or any order, decree, statute, regulation, covenant or restriction applicable to Cannex;

(k)

Cannex has no liabilities, obligations or indebtedness (whether accrued, absolute, contingent or otherwise) of any kind whatsoever, and, there is no basis for assertion against Cannex of any liabilities, obligations or indebtedness (whether accrued, absolute, contingent or otherwise) of any kind, other than liabilities listed in the Cannex Financial Statements and incurred in the ordinary course of business or in connection with the transactions contemplated by this Agreement;

(l)

there are no payments required to be made to directors, officers and employees of Cannex as a result of this Agreement or the Amalgamation under all contract settlements, bonus plans, retention agreements, change of control agreements and severance obligations (whether resulting from termination, change of control or alteration of duties);s

(m)

the Cannex Financial Statements prepared in connection with the transactions contemplated in this Agreement have been prepared in accordance with IFRS and are based on the books and records of Cannex and fairly present the financial condition of Cannex as at the dates hereof and the result of the operations for such periods and have been audited by an independent accounting firm registered under the Canadian Public Accountability Board;

(n)

the information in the Listing Statement relating to Cannex will be true, correct and complete in all material respects and will not contain any untrue statement of any Material Fact, nor omit to state any Material Fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the context in which they are to be made;

(o)	Cannex does not have any outstanding taxes due and payable and there exist no facts or circumstances which may reasonably be expected to result in the issuance of assessment or reassessment of tax;

(p)

Cannex has duly and on a timely basis prepared and filed all tax returns required to be filed by it prior to the date hereof and such returns and documents are complete and correct. Cannex has no knowledge of any contingent tax liabilities or any ground which would prompt an assessment or reassessment of any of such returns or reports, including aggressive treatment of income and expenses in filing any tax returns;

(q)

the Corporate Records of Cannex are complete and accurate in all material respects and all corporate proceedings and actions reflected in the Corporate Records have been conducted or taken in compliance with all Applicable Laws and with the Constating Documents of Cannex;

(r)	no proceedings have been taken, are pending or authorized by Cannex or by any other Person, in respect of the bankruptcy, insolvency, liquidation or winding up of Cannex;

(s)	any Person that becomes a shareholder of Cannex after the date hereof shall have agreed in writing to be bound by this Agreement;

(t)	there are no agreements, covenants, undertakings, rights of first refusal or other commitments of Cannex or any instruments binding on their assets:

(i)	which would preclude Cannex from entering into this Agreement;

(ii)	under which the Amalgamation would have the effect of imposing restrictions or obligations on Amalco greater than those imposed upon Cannex;

(iii)

which would give a third party, as a result of the transactions contemplated in this Agreement, the right to terminate any material agreement to which Cannex is a party or to purchase any of Cannex’s or Amalco’s assets; or

(iv)	which would impose restrictions on the ability of Amalco:

	(A)	to carry on any business which it might choose to carry on within any geographical area;

	(B)	to acquire property or dispose of its property and assets as an entirety;

	(C)	to pay any dividends, redeem shares or make other distributions to its shareholders;

	(D)	to borrow money or to mortgage and pledge its property as security therefor; or

	(E)	to change its corporate status; and

(u)

the representations, warranties or statements of fact made in this section do not contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading to Arco or ArcoSub in seeking full information as to Cannex and its assets, liabilities and business.

Survival of Representation and Warranties

4.3      The representations and warranties herein shall survive the performance of the Parties respective obligations hereunder and the termination of this Agreement but shall expire two (2) years after the Effective Date.

PART 5
AGREEMENTS

Meetings and Amalgamation Consent Resolutions

5.1      As promptly as practical following the execution of this Agreement and in compliance with Applicable Laws (including Applicable Canadian Securities Laws):

(a)	Arco shall prepare the Arco Information Circular and the Arco Amalgamation Consent Resolution;

(b)

The Parties shall ensure that the Arco Information Circular complies in material respects with Applicable Canadian Securities Laws, does not contain any “misrepresentation” (as such term is defined under Applicable Canadian Securities Laws) and provides the Cannex Shareholders and the Arco Shareholders with sufficient information to permit them to form a reasoned judgement regarding the matters before them to be voted on in connection with the Arco Amalgamation Consent Resolution and the Cannex Amalgamation Consent Resolution. The Parties shall give each other and their respective legal counsel a reasonable opportunity to review and comment on drafts of the Arco Information Circular and other related documents, and shall give reasonable consideration to any comments made by the other Party and its counsel. Cannex and Arco shall each provide all necessary information concerning them that is required by Applicable Canadian Securities Laws, to be included by each of them in the Arco Information Circular, and shall use their best efforts to ensure that such information does not contain any misrepresentation. Each Party shall promptly notify the other Party if it becomes aware that the Arco Information Circular contains a misrepresentation or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Parties shall, as required by Applicable Canadian Securities Laws, promptly file on SEDAR and mail or otherwise publicly disseminate any such amendment or supplement to the Cannex Shareholders and the Arco Shareholders and, if required by Applicable Canadian Securities Laws, file the same with any other Governmental Authority as required;

(c)	Arco shall cause the Arco Information Circular and the Arco Amalgamation Consent Resolution to be mailed to applicable Arco Shareholders;

(d)

Cannex shall prepare the Cannex Amalgamation Consent Resolution and Cannex shall provide the Cannex Amalgamation Consent Resolution to Cannex Shareholders or to any individual acting with power of attorney on behalf of such Cannex Shareholders; and

(e)

Subject to obtaining the required approvals of the Cannex Shareholders and the Arco Shareholders, and subject to the satisfaction or waiver of the applicable conditions of Closing as set forth in this Agreement, Cannex and ArcoSub will submit the Articles of Amalgamation and such other documents as may be required under the BCBCA in connection therewith to give effect to the Amalgamation.

Listing Statement

5.2      As promptly as practical following the execution of this Agreement, and in compliance with Applicable Laws (including Applicable Canadian Securities Laws) and the policies of the CSE:

(a)

Arco and Cannex shall cooperate in the preparation of the Listing Statement and Cannex shall provide to Arco the necessary information in respect of Cannex to ensure that the Listing Statement provides information in compliance in all material respects with CSE policies on the date of filing thereof; and

(b)	Arco shall cause the Listing Statement to be filed with applicable regulatory authorities in all jurisdictions where the same is required to be filed.

Preparation of Filings

5.3	(a)

Arco and Cannex shall cooperate in the taking of all such action as may be required under the BCBCA, Applicable Canadian Securities Laws, and other Applicable Laws in connection with the transactions contemplated by this Agreement and the Amalgamation, including structuring the Amalgamation as a plan of arrangement, if determined necessary in order to comply with the U.S. Securities Act.

	(b)	Each of Arco and Cannex shall promptly furnish to the other all information concerning it as may be required for the effectuation of the actions described in this Agreement and the provisions of this §5.3.

PART 6
INDEMNIFICATION

Mutual Indemnifications for Breaches of Warranty

6.1      Subject to §6.2, Cannex hereby covenants and agrees with each of Arco and ArcoSub, and their respective directors, officers, employees, agents, advisors and representatives, and each of Arco and ArcoSub hereby covenants and agrees with Cannex, and its directors, officers, employees, agents, advisors and representatives (the Parties covenanting and agreeing to indemnify another person under this section are hereinafter individually referred to as the “Indemnifying Party” and the persons being indemnified by a Party are hereinafter individually referred to as the “Indemnified Party”), to indemnify and save harmless the Indemnified Party from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties (collectively “Claims”) which may be suffered or incurred by the Indemnified Party as a result of, or arising out of:

(a)	any non-fulfillment of any covenant or agreement on the part of the Indemnifying Party under this Agreement, or

(b)	any incorrectness in or breach of any representation or warranty of the Indemnifying Party contained in this Agreement,

(c)

except that the Indemnifying Party shall not be liable in any such case to the extent that any such Claims arise out of or are based upon the negligence of an Indemnified Party or the non-compliance by an Indemnified Party with any requirement of Applicable Laws (including Applicable Canadian Securities Laws) in connection with the transactions contemplated by this Agreement.

Limitation on Mutual Indemnification

6.2       The indemnification obligations of each of the Parties pursuant to §6.1 shall be subject to the following:

(a)	the Claim shall have been made in writing in accordance with §6.3 within two (2) years of the Effective Date; and

(b)

an Indemnifying Party shall not be required to indemnify an Indemnified Party until the aggregate Claims sustained by that Indemnified Party exceeds a value of $5,000, in which case, the Indemnifying Party shall be obligated to the Indemnified Party for all Claims.

Procedure for Indemnification

6.3       The following provisions shall apply to any Claims for which an Indemnifying Party may be obligated to indemnify an Indemnified Party pursuant to this Agreement:

(a)

upon receipt from a third party by the Indemnified Party of notice of a Claim or the Indemnified Party becoming aware of any Claims in respect of which the Indemnified Party proposes to demand indemnification from the Indemnifying Party, the Indemnified Party shall give notice to that effect to the Indemnifying Party with reasonable promptness, provided that failure to give such notice shall not relieve the Indemnifying Party from any liability it may have to the Indemnified Party except to the extent that the Indemnifying Party is prejudiced thereby;

(b)

in the case of Claims arising from third parties, the Indemnifying Party shall have the right by notice to the Indemnified Party not later than 30 days after receipt of the notice described in §6.3(a) above to assume the control of the defense, compromise or settlement of the Claims, provided that such assumption shall, by its terms, be without costs to the Indemnified Party and the Indemnifying Party shall at the Indemnified Party’s request furnish it with reasonable security against any costs or other liabilities to which it may be or become exposed by reason of such defense, compromise or settlement;

(c)

upon the assumption of control by the Indemnifying Party as aforesaid, the Indemnifying Party shall diligently proceed with the defense, compromise or settlement of the Claims at its sole expense, including employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall co-operate fully, but at the expense of the Indemnifying Party, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are necessary to enable the Indemnifying Party to conduct such defense; provided always that the Indemnified Party shall be entitled to reasonable security from the Indemnifying Party for any expense, costs or other liabilities to which it may be or may become exposed by reason of such co- operation;

(d)

the final determination of any such Claims arising from third parties, including all related costs and expenses, will be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be, of such Claims against the Indemnifying Party hereunder; and

(e)

should the Indemnifying Party fail to give notice to the Indemnified Party as provided in §6.3(b) above, the Indemnified Party shall be entitled to make such settlement of the Claims as in its sole discretion may appear reasonably advisable, and such settlement or any other final determination of the Claims shall be binding upon the Indemnifying Party.

PART 7
CONDITIONS PRECEDENT

Mutual Conditions Precedent

7.1      The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the completion of the Amalgamation, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

board and shareholders’ approval (if necessary) of the Amalgamation, the Consolidation, the Arco Debt Reduction, the Name Change, the Board and Management Rollover, the TSXV delisting, the CSE Listing, and other matters contemplated by this Agreement by Arco;

(b)	board and shareholders’ approval (if necessary) of the Amalgamation, the Cannex Private Placement, the BrightLeaf Acquisition, and other matters contemplated by this Agreement by Cannex;

(c)	the Amalgamation and all other related transactions contemplated herein shall have become effective on or prior to the Outside Date;

(d)	completion of due diligence to the satisfaction of Cannex and Arco;

(e)	the creation of the Arco Class A Shares;

(f)

all necessary regulatory approvals with respect to the Amalgamation, the Cannex Private Placement, the Arco Debt Reduction, the Consolidation, the Name Change, TSXV delisting, and the CSE Listing having been obtained, including but not limited to the approval of the TSXV, the CSE and other applicable securities regulatory authorities, as applicable;

(g)

completion of all matters, and the satisfaction of all conditions (unless waived in writing), under this Agreement required to be completed or satisfied before the Effective Date but not limited to the completion of the BrightLeaf Acquisition, the Cannex Private Placement, the Arco Debt Reduction and the Consolidation;

(h)	this Agreement shall not have been terminated under Part 10; and

(i)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Amalgamation.

The foregoing conditions are for the mutual benefit of Arco and ArcoSub on the one hand and Cannex on the other hand and may be waived, in whole or in part, jointly by the Parties at any time. If any of the foregoing conditions are not satisfied or waived on or before the Effective Date then a Party may terminate this Agreement by written notice to the other Parties in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such terminating Party’s breach of this Agreement.

Additional Conditions to Obligations of Arco and ArcoSub

7.2      The obligations of Arco and ArcoSub to consummate the transactions contemplated hereby, and in particular to complete the Amalgamation, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

Cannex shall have performed, satisfied and complied with all obligations, covenants and agreements to be performed and complied with by it on or before the Effective Date pursuant to the terms of this Agreement and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of Cannex made in this Agreement shall be true and correct in all material respects as at the Effective Date;

(b)	Cannex shall have furnished Arco with:

(i)	certified copies of the resolutions duly passed by the board of directors of Cannex approving this Agreement and the consummation of the transactions contemplated hereby;

(ii)	certified copies of the Cannex Amalgamation Consent Resolution approved by Cannex Shareholders;

(iii)	certified copies of Cannex’s Constating Documents;

(iv)	a certificate of good standing of Cannex and any material subsidiaries dated within two (2) days of the Effective Date;

(v)

duly executed investment agreements, including accredited investor certifications, for any Cannex Shareholders resident in the United States, in a form satisfactory to Arco and its counsel, acting reasonably;

(vi)

a legal opinion, as is customarily provided in transactions similar to the Amalgamation, from legal counsel for Cannex dated the Effective Date and in a form satisfactory to Arco and its counsel, acting reasonably;

(vii)

a certificate of Cannex addressed to Arco and dated the Effective Date, signed on behalf of Cannex by a senior officer of Cannex, confirming that the conditions in §7.2(a) and (d) have been satisfied; and

(viii)	such other closing documents as may be requested by Arco, acting reasonably;

(c)

no act, action, suit, proceeding, objection or opposition shall have been taken against or affecting Cannex before or by any domestic or foreign court, tribunal or Governmental Agency or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of Arco, acting reasonably, in either case has had or, if the Amalgamation was consummated, would result in a Material Adverse Change respecting Cannex or would materially impede the ability of the Parties to complete the Amalgamation; and

(d)	there shall not have occurred any Material Adverse Change of Cannex.

The conditions in this §7.2 are for the exclusive benefit of Arco and ArcoSub and may be asserted by Arco and ArcoSub regardless of the circumstances or may be waived by Arco in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Arco and ArcoSub may have.

Additional Conditions to Obligations of Cannex

7.3      The obligations of Cannex to consummate the transactions contemplated hereby, and in particular to complete the Amalgamation, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

Arco and ArcoSub shall have performed, satisfied and complied with all obligations, covenants and agreements to be performed and complied with by them on or before the Effective Date pursuant to the terms of this Agreement and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of Arco and ArcoSub made in this Agreement shall be true and correct in all material respects as at the Effective Date;

(b)

the Arco Shares to be issued to the Cannex Shareholders shall be issued as fully paid and non-assessable common shares in the capital of Arco, free and clear of any and all Encumbrances, liens, charges, demands of whatsoever nature, except those pursuant to any relevant CSE policies or Applicable Canadian Securities Laws;

(c)	the negotiation and entering into of the Cannex Ancillary Agreements;

(d)	Arco shall have furnished Cannex with;

(i)	certified copies of the resolutions duly passed by the boards of directors of Arco and ArcoSub approving this Agreement and the consummation of the transactions contemplated hereby;

(ii)	certified copies of the resolutions of Arco, as the sole shareholder of ArcoSub, approving this Agreement and the consummation of the transactions contemplated hereby;

(iii)	certified copies of the Arco Amalgamation Consent Resolution approved by Arco Shareholders;

(iv)	certified copies of Arco and ArcoSub’s Constating Documents;

(v)	certificates of good standing of Arco and ArcoSub dated within two (2) days of the Effective Date;

(vi)

a legal opinion, as is customarily provided in transactions similar to the Amalgamation, from legal counsel for Arco dated the Effective Date and in a form satisfactory to Cannex and its counsel, acting reasonably;

(vii)

a certificate of Arco addressed to Cannex and dated the Effective Date, signed on behalf of Arco by a senior officer of Arco, confirming that the conditions in §7.3(a), (e), and (f) have been satisfied; and

(viii)	such other closing documents as may be requested by Cannex, acting reasonably;

(e)

no act, action, suit, proceeding, objection or opposition shall have been taken against or affecting Arco before or by any domestic or foreign court, tribunal or Governmental Agency or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of Cannex, acting reasonably, in either case has had or, if the Amalgamation was consummated, would result in a Material Adverse Change respecting Arco or ArcoSub or would materially impede the ability of the Parties to complete the Amalgamation;

(f)	there shall not have occurred any Material Adverse Change of Arco or ArcoSub; and

(g)

at the time of the closing of the Amalgamation, each of the current directors and officers of Arco and ArcoSub as at the date hereof, shall have provided a resignation and mutual release in form and substance satisfactory to Cannex, acting reasonably.

The conditions in this §7.3 are for the exclusive benefit of Cannex and may be asserted by Cannex regardless of the circumstances or may be waived by Cannex in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Cannex may have.

Notice and Effect of Failure to Comply with Conditions

7.4       Each of Arco, ArcoSub and Cannex shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

Satisfaction of Conditions

7.5       The conditions set out in this Part 7 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, the Amalgamation Application and Articles are filed under the BCBCA to give effect to the Amalgamation.

PART 8
TAX

Tax Rollover

8.1      The consideration for the sale by the Cannex Common Shareholders to Arco of the Cannex Common Shares is equal to the determined value, payable by the allotment and issuance by Arco to Cannex Common Shareholders of fully-paid and non-assessable Arco Class Common Shares. Arco and Cannex shall jointly elect under the provisions of the ITA that the

Cannex’s proceeds of disposition of the Cannex Common Shares and Arco’s cost of the Cannex

Common Shares shall be an amount equal to the adjusted cost base of the Cannex Common Shares. Cannex and Arco further agree to jointly make the necessary elections and to execute and file the prescribed election forms and any other documents required pursuant to Section 85 of the ITA and any regulations under the ITA.

In the event that Cannex and Arco determine, or that any taxing authority having jurisdiction makes or proposes to make any assessment or reassessment determining, that the fair market value of the Cannex Common Shares as of the date hereof is greater or less than the determined value, then, in such event, the value of the consideration paid by Arco hereunder shall be retroactively increased or decreased so that the amount of the consideration paid by Arco shall be equal to the amount finally determined to be the fair market value of the Cannex Common Shares. Any such determination shall be deemed to be final if it is made pursuant to an assessment or reassessment by any taxing authority having jurisdiction and no appeal is taken therefrom; if an agreement is reached between Cannex and such taxing authority regarding such actual or proposed assessment or reassessment; or if determined by a judgment of a court of competent jurisdiction which judgment is not appealed.

PART 9
AMENDMENT

Amendment

9.1      This Agreement may at any time and from time to time be amended by written agreement of the Parties hereto without, subject to Applicable Laws (including Applicable Canadian Securities Laws), further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or Materially Adversely Effects the consideration to be received by Cannex Shareholders without approval by the affected Cannex Shareholders given in the same manner as required for the approval of the Amalgamation.

PART 10
TERMINATION

Termination

10.1	(a)	This Agreement may be terminated at any time in each of the following circumstances:

		(i)	by written agreement executed and delivered by Arco and Cannex;

		(ii)	by any Party if the Effective Date shall not have occurred by the Outside Date;

(iii)

by Arco if there has been a material breach by Cannex of any representation, warrant, covenant or agreement set forth in this Agreement or any of the documents contemplated hereby, which breach Cannex fails to cure within ten (10) Business Days after written notice thereof is given by Arco;

(iv)

by Cannex if there has been a material breach by Arco or ArcoSub of any representation, warrant, covenant or agreement set forth in this Agreement or any of the documents contemplated hereby, which breach Arco or ArcoSub, as applicable, fails to cure within ten (10) Business Days after written notice thereof is given by Cannex; or

		(v)	the date the Amalgamation is rejected by the TSXV or the CSE, as applicable, and all recourse or rights of appeal have been exhausted.

(b)

If this Agreement is terminated in accordance with the foregoing provisions of this §10.1, this Agreement shall forthwith become void and no Party shall have any liability or further obligation to the other Parties hereunder except for each Party’s obligations under §11.7 and §11.8 hereunder, which shall survive such termination, and provided that neither the termination of this Agreement nor anything contained in this §10.1(b) shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in any of its representations and warranties and any non-performance by it of its covenants made herein, prior to the date of such termination.

PART 11
GENERAL

Notices

11.1      All notices that may be or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally, delivered by courier or sent by facsimile or other electronic transmission:

(a)	in the case of Arco or ArcoSub, to:

Arco Resources Corp. Mr. D. Barry Lee Suite 818 – 700 West Georgia Street Vancouver, BC V7Y 1B6 Phone: 604-689-8336 (x101) Email: dblee@firstmg.com with a copy to:

Tripp Business Law 1004 – 770 Main Street, 10th Floor Moncton, NB E1C 1E7 Attention: Michael D. Tripp Phone: 506-830-8747 (ext. 201) Email: mt@tripplaw.ca

(b)	in the case of Cannex, to:

Cannex Capital Group Inc. Mr. Anthony Dutton, CEO Suite 283 – 1755 Robson Street Vancouver, BC V6G 3B7 Phone: 604-649-7787 Email: adutton@cannexcapital.com with a copy to:

McMillan LLP
Suite 1500, 1055 West Georgia Street
Vancouver, BC V6E 4N7
Attention: Mr. James Munro
Phone: 604-691-7491
Email: james.munro@mcmillan.ca;

or such other address as the Parties may, from time to time, advise the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such facsimile or other electronic transmission is received.

Binding Effect

11.2       This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Assignment

11.3       Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties hereto.

Entire Agreement

11.4      This Agreement, together with the agreements and documents referred to herein, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

Public Communications

11.5      Each of Arco and Cannex agree to consult with each other prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the Amalgamation or making any filing with any Governmental Authority with respect thereto. Without limiting the generality of the foregoing, no Party shall issue any press release regarding the Amalgamation, this Agreement or any transaction relating to this Agreement without first providing a draft of such press release to the other Party and reasonable opportunity for comment; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any such disclosure required in accordance with Applicable Laws (including Applicable Canadian Securities Laws). If such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice promptly following such disclosure.

No Shop

11.6      Each of the Parties will not, nor will it permit any of its respective directors, officers, affiliates, employees, representatives or agents (including and without limitation, investment bankers, attorneys and accountants) directly or indirectly to, solicit, discuss, encourage or accept any offer for the purchase of such party or the business or the assets of such party, whether as a primary or backup offer, or take any other action with the intention or reasonable foreseeable effect of leading to any commitment or agreement to sell such party or business or the assets of such party (an “alternative transaction”) until January 31, 2018 or such other date as the Parties may mutually agree. In addition, each of the Parties will conduct its respective operations according to its ordinary and usual course of business consistent with past practices and will not enter into any material transactions or incur any material liabilities (including without limitation, issuing or agreeing to issue any securities other than as expressly contemplated in this Agreement) without obtaining the consent of the other party hereto. Notwithstanding the foregoing, nothing herein will restrict the parties hereto from taking such actions as may be required in order to discharge their obligations pursuant to applicable corporate laws.

Each Party represents and warrants to the other that it is not currently in any discussions or negotiations with any other person with respect to any alternative transaction. Each Party will promptly notify the other Parties of any alternative transaction of which any director, senior officer or agent of the Party is or becomes aware of, any amendment to any of the foregoing or any request for non-public information relating to the Party. Such notice will include a description of the material terms and conditions of any such proposal and the identity of the person making such proposal, inquiry, request or contact.

Costs

11.7      Except as provided above, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such cost or expense, whether or not the Amalgamation is completed.

Confidentiality

11.8	(a)

The Parties acknowledge that each will and has provided to the other information that is non-public, confidential, and proprietary in nature. Each of the Parties (and their respective directors, officers, affiliates, representatives, agents and employees) will keep such information confidential and will not, except as otherwise provided below, disclose such information or use such information for any purpose other than for the purposes of consummating the Amalgamation and the other transactions contemplated by this Agreement. The foregoing will not apply to information that:

		(i)	was or becomes generally available to the public absent any breach of the foregoing;

		(ii)	was available on a non-confidential basis to a Party prior to its disclosure; or

		(iii)	becomes available on a non-confidential basis from a third party who is not bound to keep such information confidential.

	(b)	Each of the Parties agrees that immediately upon termination of this Agreement, each Party will return to the other or promptly destroy all confidential information at the disclosing Party’s request.

Severability

11.9       If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be severable therefrom and the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Further Assurances

11.10       Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

Time of Essence

11.11       Time shall be of the essence of this Agreement.

Applicable Law and Enforcement

11.12       This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. The Parties hereby irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

Waiver

11.13       Any Party may, on its own behalf only, (i) extend the time for the performance of any of the obligations or acts of the other Parties, (ii) waive compliance with the other Parties’ agreements or the fulfillment of any conditions to its own obligations contained herein, or

(iii) waive inaccuracies in the other Parties’ representations or warranties contained herein or in any document delivered by the other Parties; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

Counterparts

11.14       This Agreement may be executed in counterparts and delivered electronically by fax, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ARCO RESOURCES CORP.

Per:	(s) “D. Barry Lee”
Authorized Signatory
Name: D. Barry Lee
Title: Director

1141684 B.C. Ltd.

Per:	(s) “D. Barry Lee”
Authorized Signatory

Name: D. Barry Lee
Title: Director

CANNEX CAPITAL GROUP INC.

Per:	(s) “Anthony Dutton”
Authorized Signatory
Name: Anthony Dutton
Title: CEO and Director

SCHEDULE “A”

List of Cannex U.S. Shareholders Receiving Class A Shares

Unless otherwise agreed to in writing between Cannex and the below Cannex Shareholders, half of the Resulting Issuer Shares issuable to the below Cannex Shareholders will be Resulting Issuer Class A Shares and the other half will be Resulting Issuer Common Shares.

Leonid Gontmakher

Arkadi Gontmakher

Vlad Orlovskii

Oleg Orlovskii

Roman Tkachenko

4 Steps Ahead, LLC

Verde Cinco, LLC

EXHIBIT “A”

Articles of Amalgamation of Amalco

Please see attached.

Number:

BUSINESS CORPORATIONS ACT

ARTICLES

of

CANNEX CAPITAL GROUP INC.

TABLE OF CONTENTS

Number:

BUSINESS CORPORATIONS ACT

ARTICLES

of

CANNEX CAPITAL GROUP INC.
(the “Company”)

PART 1

INTERPRETATION

Definitions

1.1	In these Articles, unless the context otherwise requires:

	(a)	“Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

	(b)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(c)

“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

	(d)	“legal personal representative” means the personal or other legal representative of the shareholder;

	(e)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

	(f)	“seal” means the seal of the Company, if any;

	(g)	“share” means a share in the share structure of the Company; and

	(h)	“special majority” means the majority of votes described in §11.2 which is required to pass a special resolution.

Act and Interpretation Act Definitions Applicable

1.2

The definitions in the Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and except as the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Act will prevail. If there is a conflict or inconsistency between these Articles and the Act, the Act will prevail.

PART 2

SHARES AND SHARE CERTIFICATES

Authorized Share Structure

2.1	The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Form of Share Certificate

2.2	Each share certificate issued by the Company must comply with, and be signed as required by, the Act.

Shareholder Entitled to Certificate, Acknowledgment or Written Notice

2.3

Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all. If a shareholder is the registered owner of uncertificated shares, the Company must send to a holder of an uncertificated share a written notice containing the information required by the Act within a reasonable time after the issue or transfer of such share.

Delivery by Mail

2.4

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate, or written notice of the issue or transfer of an uncertificated share may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate, acknowledgement or written notice is lost in the mail or stolen.

Replacement of Worn Out or Defaced Certificate or Acknowledgement

2.5	If a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, the Company must, on production of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as are deemed fit:

	(a)	cancel the share certificate or acknowledgment; and

	(b)	issue a replacement share certificate or acknowledgment.

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

2.6	If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, if the requirements of the Act are satisfied, as the case may be, if the directors receive:

	(a)	proof satisfactory to it of the loss, theft or destruction; and

	(b)	any indemnity the directors consider adequate.

Splitting Share Certificates

2.7	If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Certificate Fee

2.8	There must be paid to the Company, in relation to the issue of any share certificate under §2.5, §2.6 or §2.7, the amount, if any, not exceeding the amount prescribed under the Act, determined by the directors.

Recognition of Trusts

2.9	Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

PART 3

ISSUE OF SHARES

Directors Authorized

3.1

Subject to the Act and the rights, if any, of the holders of issued shares of the Company, the Company may allot, issue, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the consideration (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Commissions and Discounts

3.2

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person’s purchase or agreement to purchase shares of the Company from the Company or any other person’s procurement or agreement to procure purchasers for shares of the Company.

Brokerage

3.3	The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Conditions of Issue

3.4	Except as provided for by the Act, no share may be issued until it is fully paid. A share is fully paid when:

	(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

		(i)	past services performed for the Company;

		(ii)	property;

		(iii)	money; and

	(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under §3.1.

Share Purchase Warrants and Rights

3.5

Subject to the Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

PART 4

SHARE REGISTERS

Central Securities Register

4.1

As required by and subject to the Act, the Company must maintain in British Columbia a central securities register and may appoint an agent to maintain such register. The directors may appoint one or more agents, including the agent appointed to keep the central securities register, as transfer agent for shares or any class or series of shares and the same or another agent as registrar for shares or such class or series of shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

PART 5

SHARE TRANSFERS

Registering Transfers

5.1	A transfer of a share must not be registered unless the Company or the transfer agent or registrar for the class or series of shares to be transferred has received:

	(a)	except as exempted by the Act, a written instrument of transfer in respect of the share has been received by the Company (which may be a separate document or endorsed on the share certificate for the shares transferred) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

	(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

	(c)	if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and

	(d)	such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer and the right of the transferee to have the transfer registered.

Form of Instrument of Transfer

5.2

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates of that class or series or in some other form that may be approved by the directors from time to time or by the transfer agent or registrar for those shares.

Transferor Remains Shareholder

5.3	Except to the extent that the Act otherwise provides, the transferor of a share is deemed to remain the holder of it until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Signing of Instrument of Transfer

5.4

If a shareholder, or the shareholder’s duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer, or if the shares are uncertificated shares, then all of the shares registered in the name of the shareholder on the central securities register:

	(a)	in the name of the person named as transferee in that instrument of transfer; or

	(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Enquiry as to Title Not Required

5.5

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares transferred, of any interest in such shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

Transfer Fee

5.6	There must be paid to the Company, in relation to the registration of a transfer, the amount, if any, determined by the directors.

PART 6

TRANSMISSION OF SHARES

Legal Personal Representative Recognized on Death

6.1

In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the Company shall receive the documentation required by the Act.

Rights of Legal Personal Representative

6.2	The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Act and the directors have been deposited with the Company. This §6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the name of the shareholder and the name of another person in joint tenancy.

PART 7

PURCHASE, REDEEM OR OTHERWISE ACQUIRE SHARES

Company Authorized to Purchase, Redeem or Otherwise Acquire Shares

7.1	Subject to §7.2, the special rights or restrictions attached to the shares of any class or series and the Act, the Company may, if authorized by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

Purchase When Insolvent

7.2	The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

	(a)	the Company is insolvent; or

	(b)	making the payment or providing the consideration would render the Company insolvent.

Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

7.3	If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

	(a)	is not entitled to vote the share at a meeting of its shareholders;

	(b)	must not pay a dividend in respect of the share; and

	(c)	must not make any other distribution in respect of the share.

Company Entitled to Purchase, Redeem or Otherwise Acquire Share Fractions

7.4

The Company may, without prior notice to the holders, purchase, redeem or otherwise acquire for fair value any and all outstanding share fractions of any class or kind of shares in its authorized share structure as may exist at any time and from time to time. Upon the Company delivering the purchase funds and confirmation of purchase or redemption of the share fractions to the holders’ registered or last known address, or if the Company has a transfer agent then to such agent for the benefit of and forwarding to such holders, the Company shall thereupon amend its central securities register to reflect the purchase or redemption of such share fractions and if the Company has a transfer agent, shall direct the transfer agent to amend the central securities register accordingly. Any holder of a share fraction, who upon receipt of the funds and confirmation of purchase or redemption of same, disputes the fair value paid for the fraction, shall have the right to apply to the court to request that it set the price and terms of payment and make consequential orders and give directions the court considers appropriate, as if the Company were the “acquiring person” as contemplated by Division 6, Compulsory Acquisitions, under the Act and the holder were an “offeree” subject to the provisions contained in such Division, mutatis mutandis.

PART 8

BORROWING POWERS

8.1	The Company, if authorized by the directors, may:

	(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

	(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

PART 9

ALTERATIONS

Alteration of Authorized Share Structure

9.1	Subject to §9.2 and the Act, the Company may by ordinary resolution (or a resolution of the directors in the case of §9.1(c) or §9.1(f)):

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify by a special resolution;

and, if applicable, alter its Notice of Articles and Articles accordingly.

Special Rights or Restrictions

9.2	Subject to the Act and in particular those provisions of the Act relating to the rights of holders of outstanding shares to vote if their rights are prejudiced or interfered with, the Company may by ordinary resolution:

	(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

	(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued,

and alter its Notice of Articles and Articles accordingly.

Change of Name

9.3	The Company may by resolution of the directors authorize an alteration to its Notice of Articles in order to change its name or adopt or change any translation of that name.

Other Alterations

9.4	If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

PART 10

MEETINGS OF SHAREHOLDERS

Annual General Meetings

10.1

Unless an annual general meeting is deferred or waived in accordance with the Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

Resolution Instead of Annual General Meeting

10.2

If all the shareholders who are entitled to vote at an annual general meeting consent in writing by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this §10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

Calling of Meetings of Shareholders

10.3	The directors may, at any time, call a meeting of shareholders.

Notice for Meetings of Shareholders

10.4

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

	(a)	if the Company is a public company, 21 days;

	(b)	otherwise, 10 days.

Record Date for Notice

10.5

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

	(a)	if the Company is a public company, 21 days;

	(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Record Date for Voting

10.6

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Failure to Give Notice and Waiver of Notice

10.7

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Notice of Special Business at Meetings of Shareholders

10.8	If a meeting of shareholders is to consider special business within the meaning of §11.1, the notice of meeting must:

	(a)	state the general nature of the special business; and

(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

		(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

		(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Place of Meetings

10.9	In addition to any location in British Columbia, any general meeting may be held in any location outside British Columbia approved by a resolution of the directors.

PART 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Special Business

11.1	At a meeting of shareholders, the following business is special business:

	(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

	(b)	at an annual general meeting, all business is special business except for the following:

		(i)	business relating to the conduct of or voting at the meeting;

		(ii)	consideration of any financial statements of the Company presented to the meeting;

		(iii)	consideration of any reports of the directors or auditor;

		(iv)	the setting or changing of the number of directors;

		(v)	the election or appointment of directors;

		(vi)	the appointment of an auditor;

		(vii)	the setting of the remuneration of an auditor;

		(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

		(ix)	any other business which, under these Articles or the Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Special Majority

11.2	The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

Quorum

11.3

Subject to the special rights or restrictions attached to the shares of any class or series of shares, and to §11.4, the quorum for the transaction of business at a meeting of shareholders is at least one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

One Shareholder May Constitute Quorum

11.4	If there is only one shareholder entitled to vote at a meeting of shareholders:

	(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

	(b)	that shareholder, present in person or by proxy, may constitute the meeting.

Persons Entitled to Attend Meeting

11.5

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Requirement of Quorum

11.6	No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Lack of Quorum

11.7	If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

	(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

	(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Lack of Quorum at Succeeding Meeting

11.8

If, at the meeting to which the meeting referred to in §11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, two or more shareholders entitled to attend and vote at the meeting shall be deemed to constitute a quorum.

Chair

11.9	The following individual is entitled to preside as chair at a meeting of shareholders:

	(a)	the chair of the board, if any; or

	(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Selection of Alternate Chair

11.10

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present may choose either one of their number or the solicitor of the Company to be chair of the meeting. If all of the directors present decline to take the chair or fail to so choose or if no director is present or the solicitor of the Company declines to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Adjournments

11.11

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Notice of Adjourned Meeting

11.12

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Decisions by Show of Hands or Poll

11.13

Subject to the Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

Declaration of Result

11.14

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under §11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Motion Need Not be Seconded

11.15

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Casting Vote

11.16

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Manner of Taking Poll

11.17	Subject to §11.18, if a poll is duly demanded at a meeting of shareholders:

	(a)	the poll must be taken:

(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

	(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

	(c)	the demand for the poll may be withdrawn by the person who demanded it.

Demand for Poll on Adjournment

11.18	A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Chair Must Resolve Dispute

11.19	In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and the determination of the chair made in good faith is final and conclusive.

Casting of Votes

11.20	On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

No Demand for Poll on Election of Chair

11.21	No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Demand for Poll Not to Prevent Continuance of Meeting

11.22	The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Retention of Ballots and Proxies

11.23

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

PART 12

VOTES OF SHAREHOLDERS

Number of Votes by Shareholder or by Shares

12.1	Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under §12.3:

	(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Votes of Persons in Representative Capacity

12.2	A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Votes by Joint Holders

12.3	If there are joint shareholders registered in respect of any share:

	(a)	any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)

if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Legal Personal Representatives as Joint Shareholders

12.4

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of §12.3, deemed to be joint shareholders registered in respect of that share.

Representative of a Corporate Shareholder

12.5	If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

	(a)	for that purpose, the instrument appointing a representative must be received:

(i)

at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(ii) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

	(b)	if a representative is appointed under this §12.5:

(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Proxy Provisions Do Not Apply to All Companies

12.6

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, then §12.7 to §12.15 are not mandatory, however the directors of the Company are authorized to apply all or part of such sections or to adopt alternative procedures for proxy form, deposit and revocation procedures to the extent that the directors deem necessary in order to comply with securities laws applicable to the Company.

Appointment of Proxy Holders

12.7

Every shareholder of the Company entitled to vote at a meeting of shareholders may, by proxy, appoint one or more (but not more than two) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

Alternate Proxy Holders

12.8	A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Proxy Holder Need Not Be Shareholder

12.9	A proxy holder need not be a shareholder of the Company.

Deposit of Proxy

12.10	A proxy for a meeting of shareholders must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

	(b)	unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages, including through Internet or telephone voting or by email, if permitted by the notice calling the meeting or the information circular for the meeting.

Validity of Proxy Vote

12.11

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

	(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

	(b)	at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Form of Proxy

12.12	A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[Name of Company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned): ___________________________________________________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

Revocation of Proxy

12.13	Subject to §12.14, every proxy may be revoked by an instrument in writing that is received:

	(a)	at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

	(b)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Revocation of Proxy Must Be Signed

12.14	An instrument referred to in §12.13 must be signed as follows:

(a)

if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or the shareholder’s legal personal representative or trustee in bankruptcy;

	(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under §12.5.

Production of Evidence of Authority to Vote

12.15	The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 13

DIRECTORS

First Directors; Number of Directors

13.1

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act. The number of directors, excluding additional directors appointed under §14.8, is set at:

	(a)	subject to §(b) and §(c), the number of directors that is equal to the number of the Company’s first directors;

	(b)	if the Company is a public company, the greater of three and the most recently set of:

(i) the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

	(ii)	the number of directors in office pursuant to §14.4;

(c)	if the Company is not a public company, the most recently set of:

	(i)	the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

	(ii)	the number of directors in office pursuant to §14.4.

Change in Number of Directors

13.2	If the number of directors is set under §13.1(b)(i) or §13.1(c)(i):

	(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; or

(b)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number then the directors, subject to §14.8, may appoint directors to fill those vacancies.

Directors’ Acts Valid Despite Vacancy

13.3	An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Qualifications of Directors

13.4	A director is not required to hold a share as qualification for his or her office but must be qualified as required by the Act to become, act or continue to act as a director.

Remuneration of Directors

13.5	The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.

Reimbursement of Expenses of Directors

13.6	The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

Special Remuneration for Directors

13.7

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, he or she may be paid remuneration fixed by the directors, or at the option of the directors, fixed by ordinary resolution, and such remuneration will be in addition to any other remuneration that he or she may be entitled to receive.

Gratuity, Pension or Allowance on Retirement of Director

13.8

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14

ELECTION AND REMOVAL OF DIRECTORS

Election at Annual General Meeting

14.1	At every annual general meeting and in every unanimous resolution contemplated by §10.2:

(a)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

	(b)	all the directors cease to hold office immediately before the election or appointment of directors under §(a), but are eligible for re-election or re-appointment.

Consent to be a Director

14.2	No election, appointment or designation of an individual as a director is valid unless:

	(a)	that individual consents to be a director in the manner provided for in the Act;

	(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

	(c)	with respect to first directors, the designation is otherwise valid under the Act.

Failure to Elect or Appoint Directors

14.3	If:

(a)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by §10.2, on or before the date by which the annual general meeting is required to be held under the Act; or

	(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by §10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	when his or her successor is elected or appointed; and

(d)	when he or she otherwise ceases to hold office under the Act or these Articles.

Places of Retiring Directors Not Filled

14.4

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles but their term of office shall expire when new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

Directors May Fill Casual Vacancies

14.5	Any casual vacancy occurring in the board of directors may be filled by the directors.

Remaining Directors Power to Act

14.6

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Act, for any other purpose.

Shareholders May Fill Vacancies

14.7	If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Additional Directors

14.8	Notwithstanding §13.1 and §13.2, between annual general meetings or by unanimous resolutions contemplated by §10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this §14.8 must not at any time exceed:

	(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

	(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this §14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under §14.1(a), but is eligible for re-election or re-appointment.

Ceasing to be a Director

14.9	A director ceases to be a director when:

	(a)	the term of office of the director expires;

	(b)	the director dies;

	(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

	(d)	the director is removed from office pursuant to §14.10 or §14.11

Removal of Director by Shareholders

14.10

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Removal of Director by Directors

14.11

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

Nomination of Directors

14.12

(a)

Subject only to the Act, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

	(i)	by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)

by any person (a “Nominating Shareholder”) (A) who, at the close of business on the date of the giving of the notice provided for below in this §14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (B) who complies with the notice procedures set forth below in this §14.12.

(b)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must be give

	(i)	timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company in accordance with this §14.12.and

	(ii)	the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in §14.12(d).

(c)	To be timely under §14.12(b)(i), a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:

(i)

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 40 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

	(iii)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this §14.12(c).

(d)	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company, under §14.12(b)(i) must set forth:

(i)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (D) a statement as to whether such person would be “independent” of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)

as to the Nominating Shareholder giving the notice, (A) any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, and (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

(e)

To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in this §14.12 and the candidate for nomination, whether nominated by the board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the Meeting of Shareholders, a written representation and agreement (in form provided by the Company) that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Corporate Secretary of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect).

(f)

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this §14.12; provided, however, that nothing in this §14.12 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g)	For purposes of this §14.12:

(i)

“Affiliate”, when used to indicate a relationship with a person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)

“Applicable Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(iii)

“Associate”, when used to indicate a relationship with a specified person, shall mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

(iv)

“Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad- based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(v)

“Meeting of Shareholders” shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;

(vi)

“owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Company by a person, (A) any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vii)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(h)

Notwithstanding any other provision to this §14.12, notice or any delivery given to the Corporate Secretary of the Company pursuant to this §14.12 may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i)

In no event shall any adjournment or postponement of a Meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described in §14.12(c) or the delivery of a representation and agreement as described in §14.12(e).

PART 15

POWERS AND DUTIES OF DIRECTORS

Powers of Management

15.1

The directors must, subject to the Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the shareholders of the Company. Notwithstanding the generality of the foregoing, the directors may set the remuneration of the auditor of the Company.

Appointment of Attorney of Company

15.2

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 16

INTERESTS OF DIRECTORS AND OFFICERS

Obligation to Account for Profits

16.1

A director or senior officer who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act.

Restrictions on Voting by Reason of Interest

16.2

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Interested Director Counted in Quorum

16.3

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Disclosure of Conflict of Interest or Property

16.4

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Director Holding Other Office in the Company

16.5

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

No Disqualification

16.6

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Professional Services by Director or Officer

16.7	Subject to the Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Director or Officer in Other Corporations

16.8	A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 17
PROCEEDINGS OF DIRECTORS

Meetings of Directors

17.1	The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

Voting at Meetings

17.2	Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting has a second or casting vote.

Chair of Meetings

17.3	The following individual is entitled to preside as chair at a meeting of directors:

	(a)	the chair of the board, if any;

	(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

	(c)	any other director chosen by the directors if:

		(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

		(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

		(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Meetings by Telephone or Other Communications Medium

17.4		A director may participate in a meeting of the directors or of any committee of the directors:

	(a)	in person; or

	(b)	by telephone or by other communications medium if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other.

A director who participates in a meeting in a manner contemplated by this §17.4 is deemed for all purposes of the Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

Calling of Meetings

17.5	A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

Notice of Meetings

17.6

Other than for meetings held at regular intervals as determined by the directors pursuant to §17.1, 48 hours’ notice or such lesser notice as the Chairman in his discretion determines, acting reasonably, is appropriate in any unusual circumstances of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in §23.1 or orally or by telephone.

When Notice Not Required

17.7	It is not necessary to give notice of a meeting of the directors to a director if:

	(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

	(b)	the director has waived notice of the meeting.

Meeting Valid Despite Failure to Give Notice

17.8	The accidental omission to give notice of any meeting of directors to, or the non- receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

Waiver of Notice of Meetings

17.9

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director. Attendance of a director or alternate director at a meeting of the directors is a waiver of notice of the meeting unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Quorum

17.10

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

Validity of Acts Where Appointment Defective

17.11	Subject to the Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Consent Resolutions in Writing

17.12	A resolution of the directors or of any committee of the directors may be passed without a meeting:

	(a)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(b)

in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this §17.12 may be by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this §17.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 18

EXECUTIVE AND OTHER COMMITTEES

Appointment and Powers of Executive Committee

18.1	The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

	(a)	the power to fill vacancies in the board of directors;

	(b)	the power to remove a director;

	(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

	(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

Appointment and Powers of Other Committees

18.2	The directors may, by resolution:

	(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

	(b)	delegate to a committee appointed under §(a) any of the directors’ powers, except:

(i) the power to fill vacancies in the board of directors;

(ii) the power to remove a director;

(iii) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv) the power to appoint or remove officers appointed by the directors; and

	(c)	make any delegation referred to in §(b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

Obligations of Committees

18.3	Any committee appointed under §18.1 or §18.2, in the exercise of the powers delegated to it, must:

	(a)	conform to any rules that may from time to time be imposed on it by the directors; and

	(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

Powers of Board

18.4	The directors may, at any time, with respect to a committee appointed under §18.1 or §18.2:

	(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

	(b)	terminate the appointment of, or change the membership of, the committee; and

	(c)	fill vacancies in the committee.

Committee Meetings

18.5	Subject to §18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under §18.1 or §18.2:

	(a)	the committee may meet and adjourn as it thinks proper;

(b)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

	(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

PART 19

OFFICERS

Directors May Appoint Officers

19.1	The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

Functions, Duties and Powers of Officers

19.2	The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Qualifications

19.3

No person may be appointed as an officer unless that person is qualified in accordance with the Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

Remuneration and Terms of Appointment

19.4	All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 20

INDEMNIFICATION

Definitions

20.1	In this Part 20:

	(a)	“eligible party”, in relation to a company, means an individual who:

		(i)	is or was a director, alternate director or officer of the Company;

		(ii)	is or was a director, alternate director or officer of another corporation

			(A)	at a time when the corporation is or was an affiliate of the Company, or

			(B)	at the request of the Company; or

(iii)

at the request of the Company, is or was, or holds or held a position equivalent to that of, a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

and includes, except in the definition of “eligible proceeding”, and §163(1)(c) and (d) and §165 of the Act, the heirs and personal or other legal representatives of that individual;

(b)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(c)

“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director, alternate director or officer of, or holding or having held a position equivalent to that of a director, alternate director or officer of, the Company or an associated corporation

	(i)	is or may be joined as a party; or

	(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(d)

“expenses” has the meaning set out in the Act and includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

(e)	“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Mandatory Indemnification of Eligible Parties

20.2

Subject to the Act, the Company must indemnify each eligible party and the heirs and legal personal representatives of each eligible party against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each eligible party is deemed to have contracted with the Company on the terms of the indemnity contained in this §20.2.

Indemnification of Other Persons

20.3

Subject to any restrictions in the Act, the Company may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for the Company.

Authority to Advance Expenses

20.4	The Company may advance expenses to an eligible party to the extent permitted by and in accordance with the Act.

Non-Compliance with Act

20.5

Subject to the Act, the failure of an eligible party of the Company to comply with the Act or these Articles or, if applicable, any former Companies Act or former Articles does not, of itself, invalidate any indemnity to which he or she is entitled under this Part 20.

Company May Purchase Insurance

20.6 The Company may purchase and maintain insurance for the benefit of any eligible party (or the heirs or legal personal representatives of any eligible party) against any liability incurred by any eligible party.

PART 21

DIVIDENDS

Payment of Dividends Subject to Special Rights

21.1	The provisions of this Part 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Declaration of Dividends

21.2 Subject to the Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

No Notice Required

21.3	The directors need not give notice to any shareholder of any declaration under §21.2.

Record Date

21.4	The directors must set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months.

Manner of Paying Dividend

21.5	A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

Settlement of Difficulties

21.6	If any difficulty arises in regard to a distribution under §21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

	(a)	set the value for distribution of specific assets;

	(b)	determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

When Dividend Payable

21.7	Any dividend may be made payable on such date as is fixed by the directors.

Dividends to be Paid in Accordance with Number of Shares

21.8	All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Receipt by Joint Shareholders

21.9	If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Dividend Bears No Interest

21.10	No dividend bears interest against the Company.

Fractional Dividends

21.11

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Payment of Dividends

21.12

Any dividend or other distribution payable in money in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

Capitalization of Retained Earnings or Surplus

21.13

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

PART 22

ACCOUNTING RECORDS AND AUDITOR

Recording of Financial Affairs

22.1	The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Act.

Inspection of Accounting Records

22.2	Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

PART 23

NOTICES

Method of Giving Notice

23.1	Unless the Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Act or these Articles to be sent by or to a person may be sent by:

	(a)	mail addressed to the person at the applicable address for that person as follows:

		(i)	for a record mailed to a shareholder, the shareholder’s registered address;

		(ii)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

		(iii)	in any other case, the mailing address of the intended recipient;

	(b)	delivery at the applicable address for that person as follows, addressed to the person:

		(i)	for a record delivered to a shareholder, the shareholder’s registered address;

		(ii)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

		(iii)	in any other case, the delivery address of the intended recipient;

(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient.

Deemed Receipt of Mailing

23.2	A notice, statement, report or other record that is:

(a)

mailed to a person by ordinary mail to the applicable address for that person referred to in §23.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

	(b)	faxed to a person to the fax number provided by that person referred to in §23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

	(c)	emailed to a person to the e-mail address provided by that person referred to in §23.1 is deemed to be received by the person to whom it was e-mailed on the day that it was emailed.

Certificate of Sending

23.3	A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with §23.1 is conclusive evidence of that fact.

Notice to Joint Shareholders

23.4	A notice, statement, report or other record may be provided by the Company to

Notice to Legal Personal Representatives and Trustees

23.5	A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

	(a)	mailing the record, addressed to them:

		(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

	(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)	if an address referred to in §(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Undelivered Notices

23.6

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to §23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

PART 24

SEAL

Who May Attest Seal

24.1	Except as provided in §24.2 and §24.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

	(a)	any two directors;

	(b)	any officer, together with any director;

	(c)	if the Company only has one director, that director; or

	(d)	any one or more directors or officers or persons as may be determined by the directors.

Sealing Copies

24.2

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite §24.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

Mechanical Reproduction of Seal

24.3

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under §24.1 to attest the Company’s seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

PART 25

PROHIBITIONS

Definitions

25.1	In this Part 25:

	(a)	“designated security” means:

		(i)	a voting security of the Company;

(ii)

a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

		(iii)	a security of the Company convertible, directly or indirectly, into a security described in §(a) or §(b);

	(b)	“security” has the meaning assigned in the Securities Act (British Columbia);

	(c)	“voting security” means a security of the Company that:

		(i)	is not a debt security; and

		(ii)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

Application

25.2	§25.3 does not apply to the Company if and for so long as it is a public company, a private company which is no longer eligible to use the private issuer exemption under the Securities Act (British Columbia), or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or a company to which the Statutory Reporting Company Provisions apply.

Consent Required for Transfer of Shares or Designated Securities

25.3	No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

________________________________________________________________ Anthony Dutton, Director	December _____________, 2017

EXHIBIT “B”

Form of Amalgamation Application (with attached Notice of Articles) of Amalco

Please see attached.

Mailing Address:
PO Box 9431 Stn Prov Govt	AMALGAMATION APPLICATION
Victoria, BC V8W 9V3
Location:	FORM 13 - BC COMPANY
2nd Floor - 940 Blanshard Street	Sections 275
Victoria BC	Business Corporations Act
www.fin.gov.bc.ca/registries

Telephone: 250 356-8626
DO NOT MAIL THIS FORM to the BC Registry Services unless you are instructed to do so by registry staff. The Regulation under the Business Corporations Act requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca
Freedom of Information and Protection of Privacy Act (FOIPPA) : Personal information provided on this form is collected, used and disclosed under the authority of the FOIPPA and the Business Corporations Act for the purposes of assessment. Questions regarding the collection, use and disclosure of personal information can be directed to the Executive Coordinator of the BC Registry Services at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. INITIAL INFORMATION – When the amalgamation is complete, your company will be a BC limited company.
What kind of company(ies) will be involved in the amalgamation?
(Check all applicable boxes.)

[√]  BC company

[ ] BC unlimited liability company
B. NAME OF COMPANY – Choose one of the following:

[ ]	The name __________________________ is the name reserved for the amalgamated company. The name reservation number is: __________________________, OR

[ ]	The company is to be amalgamated with a name created by adding “B.C. Ltd.” after the incorporation number, OR

[√]	The amalgamated company is to adopt, as its name, the name of one of the amalgamating companies. The name of the amalgamating company being adopted is:

CANNEX CAPITAL GROUP INC.

The incorporation number of that company is: BC1108963

Please note: If you want the name of an amalgamating corporation that is a foreign corporation, you must obtain a name approval before completing this amalgamation application.
C. AMALGAMATION STATEMENT – Please indicate the statement applicable to the amalgamation.

With Court Approval:

[ ]	This amalgamation has been approved by the court and a copy of the entered court order approving the amalgamation has been obtained and has been deposited in the records office of each of the amalgamating companies.

OR

Without Court Approval:

[√]	This amalgamation has been effected without court approval. A copy of all of the required affidavits under section 277(1) have been obtained and the affidavit obtained from each amalgamating company has been deposited in that company’s records office.

D.	AMALGAMATION EFFECTIVE DATE – Choose one of the following:

	[ ]	The amalgamation is to take effect at the time that this application is filed with the registrar.

	[√]		The amalgamation is to take effect at 12:01 a.m. Pacific Time on December ____, 2017 being a date that is not more than ten days after the date of the filing of this application.

	[ ]		The amalgamation is to take effect at __________ [] a.m. or [] p.m. Pacific Time on __________ being a date and time that is not more than ten days after the date of the filing of this application.

E.	AMALGAMATING CORPORATIONS
Enter the name of each amalgamating corporation below. For each company, enter the incorporation number.
If the amalgamating corporation is a foreign corporation, enter the foreign corporation’s jurisdiction and if registered in BC as an extraprovincial company, enter the extraprovincial company’s registration number. Attach an additional sheet if more space is required.
BC INCORPORATION NUMBER, OR
	NAME OF AMALGAMATING CORPORATION	EXTRAPROVINCIAL REGISTRATION	FOREIGN
		NUMBER IN BC	CORPORATION’S JURISDICTION

1.	Cannex Capital Group Inc.	BC1108963

2.	1141684 B.C. Ltd.	BC1141684

F.	FORMALITIES TO AMALGAMATION

If any amalgamating corporation is a foreign corporation, section 275 (1)(b) requires an authorization for the amalgamation from the foreign corporation’s jurisdiction to be filed.

	[ ]	This is to confirm that each authorization for the amalgamation required under section 275(1)(b) is being submitted for filing concurrently with this application.

G. CERTIFIED CORRECT – I have read this form and found it to be correct.

This form must be signed by an authorized signing authority for each of the amalgamating companies as set out in Item E.

NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	(YYYY / MM / DD)
X CANNEX CAPITAL GROUP INC.

Per ___________________________
1.	Authorized Signatory
NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	(YYYY / MM / DD)
X 1141684 B.C. LTD.

Per ___________________________
2.	Authorized Signatory

NOTICE OF ARTICLES

A.	NAME OF COMPANY
Set out the name of the company as set out in Item B of the Amalgamation Application.
CANNEX CAPITAL GROUP INC.

B.	TRANSLATION OF COMPANY NAME
Set out every translation of the company name that the company intends to use outside of Canada.

N/A

C.	DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual’s residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME MIDDLE NAME	DELIVERY ADDRESS INCLUDING PROVINCE/STATE, COUNTRY AND POSTAL/ZIP CODE	MAILING ADDRESS INCLUDING PROVINCE/STATE, COUNTRY AND POSTAL/ZIP CODE
Dutton,	Anthony	3604 West 11th Avenue, Vancouver, British Columbia Canada V6R 2K5	Same

1755 Robson Street, Suite 283
Lee	D. Barry	Vancouver, British Columbia	Same
Canada V6G 3B7
D.	REGISTERED OFFICE ADDRESSES
DELIVERY ADDRESS OF THE COMPANY’S REGISTERED OFFICE (INCLUDING BC and POSTAL CODE)

1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7
MAILING ADDRESS OF THE COMPANY’S REGISTERED OFFICE (INCLUDING BC and POSTAL CODE)

1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7
E.	RECORDS OFFICE ADDRESSES
DELIVERY ADDRESS OF THE COMPANY’S RECORDS OFFICE (INCLUDING BC and POSTAL CODE)

1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7
MAILING ADDRESS OF THE COMPANY’S RECORDS OFFICE (INCLUDING BC and POSTAL CODE)

1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7
F.	AUTHORIZED SHARE STRUCTURE

	Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number	Kind of shares of this class or series of shares		Are there special rights or restrictions attached to the shares of this class or series of shares?
Identifying name of class or series of shares	MAXIMUM NUMBER OF SHARES AUTHORIZED OR NO MAXIMUM NUMBER	PAR VALUE OR WITHOUT PAR VALUE	TYPE OF CURRENCY	YES/NO
Common	Unlimited	Without	N/A	No